Exhibit 99.1

Annual Information Form

Lake Shore Gold Corp.

For the year ended December 31, 2015

Dated as of March 24, 2016

Table of Contents

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES	2

MINERAL RESERVE AND RESOURCE ESTIMATES	2
IMPORTANT JURISDICTIONAL CONSIDERATIONS	2

CORPORATE STRUCTURE	3

NAME, ADDRESS AND INCORPORATION	3
INTERCORPORATE RELATIONSHIPS	3

GENERAL DEVELOPMENT OF THE BUSINESS	3

THREE YEAR HISTORY	3

DESCRIPTION OF BUSINESS	5

GENERAL	5
RISK FACTORS	13
MINERAL PROJECTS	21

DESCRIPTION OF CAPITAL STRUCTURE	22

GENERAL DESCRIPTION OF CAPITAL STRUCTURE	22
DIVIDEND POLICY	23
OUTSTANDING OPTIONS	23

MARKET FOR SECURITIES	23

TRADING PRICE AND VOLUME	23

DIRECTORS AND OFFICERS	24

NAME, OCCUPATION AND SECURITY HOLDING	25
CONFLICTS OF INTEREST	31

AUDIT COMMITTEE	31

CHARTER	31
COMPOSITION OF THE AUDIT COMMITTEE	31
RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE	31
AUDIT COMMITTEE OVERSIGHT	32
PRE-APPROVAL POLICIES AND PROCEDURES	32
SERVICE FEES PAID TO EXTERNAL AUDITORS	32

LEGAL PROCEEDINGS	33

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	33

TRANSFER AGENTS AND REGISTRARS	33

MATERIAL CONTRACTS	33

INTERESTS OF EXPERTS	34

ADDITIONAL INFORMATION	34

GLOSSARY OF TERMS	36

SCHEDULE A — AUDIT COMMITTEE CHARTER	A-1

SCHEDULE B — TIMMINS WEST MINE	B-1

SCHEDULE C — BELL CREEK COMPLEX	C-1

All information in this Annual Information Form (“AIF”) is as of December 31, 2015, unless otherwise indicated.

All information stated to be incorporated by reference in the AIF is filed on the SEDAR website (www.sedar.com).

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this AIF including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp. (referred to in this AIF as “Lake Shore Gold” or the “Corporation”), constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are included for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this AIF are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission (the “SEC”).

Other than as specifically required by law, the Corporation does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Corporation’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Corporation’s current expectations; the value of the Canadian dollar does not appreciate significantly against the U.S. dollar; certain price assumptions for gold hold true;  prices for fuel, electricity and other key supplies remain consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Corporation’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Corporation’s current expectations.  The Corporation makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Corporation and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or other countries in which the Corporation may carry on business in the future; business opportunities that may be presented to, or pursued by, the Corporation; the Corporation’s ability to integrate acquisitions successfully; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Corporation has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

Mineral reserve and resource estimates

The mineral reserve and resource estimates in this AIF were prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by the Canadian Securities Administrators.  Canadian requirements differ significantly from the SEC, particularly in regard to the classification and reporting of mineralization. In this AIF, the terms “measured,” “indicated” and “inferred”, in relation to mineral resources, are used only as understood under NI 43-101. Readers are strongly advised not to assume that any part or all of the mineral deposits in these categories constitute or will ever be converted into mineral reserves. Readers should also note that “inferred” mineral resources have a significant amount of uncertainty as to their existence, whether they can be mined economically or legally, or will ever be upgraded to a higher category of mineral resource.

Important jurisdictional considerations

Lake Shore Gold was continued under the Canada Business Corporations Act (the “Act”) on July 18, 2008. All of the Corporation’s directors, officers and experts named in Form 40-F are residents of Canada as defined under the Act. Also, all of the Corporation’s assets and substantially all the assets of these persons are located outside of the United States. Therefore, it may be difficult or impossible for shareholders to bring lawsuits or to enforce court judgments against either the Corporation or any of these individuals.

Readers should also note that this AIF is prepared solely in compliance with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the requirements of the SEC.  U.S. investors are referred to the Corporation’s annual report on

Form 40-F, File No. 001-35197, as filed with the SEC under the Exchange Act, which may be obtained from the Corporation, free of charge, or from the SEC’s website at www.sec.gov under the Corporation’s profile.

CORPORATE STRUCTURE

Name, Address and Incorporation

Lake Shore Gold was continued under the Act on July 18, 2008. On November 6, 2009, Lake Shore Gold acquired all of the issued and outstanding shares of West Timmins Mining Inc. (“WTM”) pursuant to a business combination agreement and subsequently, on January 1, 2012, Lake Shore Gold amalgamated under the Act with WTM. On September 18, 2015, following a court-approved arrangement (the “Temex Arrangement”), Lake Shore Gold completed the acquisition of Temex Resources Corp. (“Temex”), making Temex a wholly-owned subsidiary of Lake Shore Gold.

The Corporation’s corporate head office and principal place of business is Suite 2000, 181 University Avenue, Toronto Ontario, M5H 3M7.  The Corporation also has offices at 1515 Government Road, Timmins, Ontario.  The Corporation is a reporting issuer in all Provinces in Canada, and a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) in the United States eligible to file disclosure documents pursuant to the multi-jurisdictional disclosure system of the Exchange Act (“MJDS”) adopted by the SEC.

Intercorporate Relationships

Lake Shore Gold has one active subsidiary, Temex, which is wholly-owned by the Corporation. Following the acquisition of Temex, all of the issued and outstanding common shares of Temex were transferred to Lake Shore Gold in consideration for the issuance by Lake Shore Gold of 0.105 of a common share of Lake Shore Gold. In connection with the closing of the Temex Arrangement, Lake Shore Gold issued an aggregate of 19,591,526 common shares to the former shareholders of Temex. In addition, in accordance with the terms of the outstanding options, each holder of a Temex option is now entitled to receive upon exercise, 0.105 of a Lake Shore Gold common share for each Temex share previously issuable.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

During the past three years, the Corporation has conducted mining and mineral production, development and exploration activities in Ontario, with the focus being its Timmins West Complex and Bell Creek Complex, both in Timmins, Ontario. The principal product and source of cash flow for Lake Shore Gold is the mining and sale of gold.

Events that influenced the general development of the business over the past three years are described below.

2013

•                  Lake Shore Gold announced an updated reserve estimate at Timmins West Mine of 4,811,000 tonnes at an average grade of 5.2 grams per tonne for 798,000 ounces of gold.  The Corporation also announced an initial reserve estimate for Bell Creek Mine of 960,000 tonnes at an average grade of 4.2 gram per tonne for 129,000 ounces of gold.  Lake Shore Gold announced updated resource estimates (inclusive of reserves) including: measured and indicated resources at Timmins West Mine of 5,978,000 tonnes at an average grade of 5.5 grams per tonne for 1,061,000 ounces of gold, and at Bell Creek Mine of 4,685,000 tonnes at 4.7 gram per tonne for

710,000 ounces of gold; inferred resources of 3,549,000 tonnes at 5.4 grams per tonne at Timmins West Mine and 6,080,000 tonnes at 4.6 grams per tonne at Bell Creek Mine.

•                  Lake Shore Gold entered into a revised agreement with Revolution Resources Corp. to sell to Revolution 100% of the Corporation’s Mexican property portfolio, subject to certain net smelter returns royalties retained by Lake Shore Gold, for 20,000,000 common shares of Revolution, issuable on closing, and, on or before December 31, 2017, $5,000,000 in cash or common shares valued at the greater of $0.20 and a five day volume weighted average trading price.

•                  Lake Shore Gold drew down $35 million from a standby line of credit (the “Standby Line”) under a credit facility (the “Facility”) with Sprott Resource Lending Partnership (“Sprott”) that also included a gold linked note (the “Gold Note”) in the principal amount of $35 million.

•                  Lake Shore Gold completed the second stage of its mill expansion, achieving a processing capacity of over 3,000 tonnes per day, representing an increase of 50% from operating levels in 2011 prior to commencing the expansion.

•                  Lake Shore Gold amended the terms of the Facility with Sprott in order to extend the maturity of the Standby Line to November 30, 2016 (prior to the amendment the Standby Line was due in full on January 1, 2015), payable in 18 equal monthly payments of outstanding principal plus accrued interest starting on June 30, 2015.  The Corporation also elected to repay $5 million of the Standby Line, reducing the principal balance to $30 million.

•                  Lake Shore Gold produced 134,600 ounces of gold in 2013 from processing 952,700 tonnes at an average grade of 4.6 grams per tonne.

2014

•                  Lake Shore Gold announced exploration success in the Labine Deposit at the Bell Creek Complex, identifying new, high-grade structures near current mining indicating potential for expanding the mine at Bell Creek.

•                  Lake Shore Gold announced exploration success on the 144 Project at the Timmins West Complex, identifying new, high-grade structures with the potential to become an additional mineable deposit at Timmins West.

•                  Lake Shore Gold announced exploration success in the S2 Fold Nose at the Timmins West Complex, demonstrating the potential to extend the mine life at Timmins Deposit.

•                  Lake Shore Gold repaid the remaining $30 million outstanding under the Standby Line to retire that debt.

•                  Lake Shore Gold produced 185,600 ounces of gold in 2014. The production exceeded the Corporation’s target range for the year of 160,000 to 180,000 ounces.

2015

•                  Lake Shore Gold announced an expanded exploration program at the 144 Gap Zone, the launch of a new program to explore the 144 Trend to the southwest towards the 144 North and 144 South areas, as well as the addition of a new underground exploration program at the Bell Creek Complex.

•                  Lake Shore Gold announced its final payment on the Gold Note under the Facility with Sprott.

•                  Lake Shore Gold acquired a significant equity interest in IDM Mining Ltd. (“IDM”) comprising common shares and warrants to acquire common shares. At the completion of the transaction, the Corporation owned, or had the right to acquire, a total of 35,702,290 common shares, representing 37.6% of IDM’s outstanding shares on a partially diluted basis.

•                  Lake Shore Gold completed the Temex Arrangement, pursuant to which Temex became a wholly-owned subsidiary of the Corporation.

•                  On October 28, 2015, the Corporation reported positive results from an additional 14,000 metres of drilling at the 144 Gap Zone as well as results from 25,400 metres of surface exploration drilling, which included discovering new zones of gold mineralization at 144 South.

•                  Lake Shore Gold completed of a non-brokered private placement of 6,900,000 flow-through common shares sold at a price of $1.45 per flow-through share for gross proceeds of $10,005,000.

•                  Lake Shore Gold commenced a normal course issuer bid (“NCIB”) to purchase for cancellation up to $10,350,000 principal amount of its 6.25% convertible debentures due September 30, 2017 (the “Debentures”). The NCIB commenced on December 15, 2015, and the Corporation purchased for cancellation $26,000 in principal amount of debentures.

•                  Lake Shore Gold produced 178,700 ounces of gold in 2015, processing 1,307,200 tonnes at an average grade of 4.4 grams per tonne (“gpt”) and average recoveries of 96.6%. The Corporation’s cash and bullion at December 31, 2015, totaled approximately $100 million.

2016

•                  Lake Shore Gold announced results from the first 13 holes (1,600 metres) of a new surface drilling program at the Whitney Project (“Whitney”), located to the south of the Corporation’s Bell Creek Complex. The program includes 30,000m of surface drilling and is designed to test a number of high-potential areas between the past-producing Hallnor and Broulan Reef mines.

•                  Lake Shore Gold issued an initial esource estimate for the Corporation’s wholly owned 144 Gap Deposit located in Timmins, Ontario. The resource includes 1,734,000 tonnes at average grade of 5.41 gpt for 301,700 contained ounces of gold in the indicated category, and 1,914,000 tonnes at average grade of 5.19 gpt for 319,200 ounces of gold in the inferred category.

•                  On February 8, 2016, Lake Shore Gold entered into a definitive arrangement agreement (the “Tahoe Arrangement Agreement”) with Tahoe Resources Inc. (“Tahoe”) pursuant to which, and subject to certain conditions including shareholder and court approval, Tahoe will acquire all of the issued and outstanding shares of Lake Shore Gold by way of a plan of arrangement completed under the Act. Under the terms of the Tahoe Arrangement Agreement, all of the Lake Shore Gold issued and outstanding common shares will be exchanged on the basis of 0.1467 of a Tahoe common share per each Lake Shore Gold common share. Upon completion of the transaction, existing Tahoe and Lake Shore Gold shareholders will own approximately 74% and 26% of the pro forma Corporation, respectively, on a fully-diluted in-the-money basis.

DESCRIPTION OF BUSINESS

General

Lake Shore Gold operates two underground gold mines (Timmins West Mine and Bell Creek Mine) and a central milling facility located within the Porcupine Gold Camp in Timmins, Ontario Canada. Gold in doré form is produced at the mill and is shipped for fine refining to a facility in Southern Ontario. The finished gold is sold on a regular basis as it becomes available. The Corporation also has a portfolio of undeveloped deposits and highly prospective exploration properties which support both sustainability and future growth.

Properties

1.              Timmins West Complex

The Corporation’s Timmins West Complex covers an area of approximately 130 square kilometers and hosts the Corporation’s operating Timmins West Mine, exploration-stage projects at the Gold River Trend and 144, and a large area of highly prospective ground. All mineral production from the Timmins West Complex is subject to a 2.25% net smelter returns royalty in favour of Franco-Nevada Corporation (“FNV”).

a.              Timmins West Mine

The Timmins West Mine is an underground mine located approximately 18 kilometres west of the City of Timmins, Ontario, at the junction of highways 101 and 144. The Timmins West Mine comprises the Timmins Deposit, which has been in commercial production since January 1, 2011, and the Thunder Creek Deposit, which was placed into commercial production on January 1, 2012.  Lake Shore Gold originally optioned a 50% interest in the Timmins Deposit property from Holmer Gold Mines Limited (“Holmer”) and later consolidated ownership of the Timmins Deposit property in 2004 through a business combination with Holmer. The Timmins Deposit property consists of a contiguous block of 23 claims (12 leased claims, which are grouped into two 21-year leases, and 11 individual patented claims) covering approximately 395 hectares. All 23 claims cover both mining and surface rights. The Thunder Creek property is a 54-claim unit package adjacent to and southwest of the Timmins Deposit property. The Thunder Creek property was also originally held through a joint venture following the exercise of an option, and in November 2009 Lake Shore Gold completed a business combination with West Timmins Mining Inc. (“WTM”) consolidating ownership of the Thunder Creek property.

In March 2012, FNV paid the Corporation $35 million for a 2.25% NSR royalty on the sale of minerals from the Timmins West Mine (and surrounding areas). In addition, there are several other royalties applicable to various land areas comprising the Timmins West Mine. Only one of these royalties, a 1% NSR royalty related to Thunder Creek, involves areas of known mineralization.

The Corporation produces ore at Timmins West Mine using a 710 metre, 5.5 metre diameter shaft, with a 6,000 tonne per day total hoisting capacity. The ore is accessed using mobile equipment via internal ramps both from surface and the main shaft. Primary mining methods include longitudinal and transverse longhole mining. Broken ore is removed from the stopes using remote controlled Load-Haul-Dump Loaders (“LHDs”), loaded onto trucks and hauled to the main shaft rockbreaker station prior to skipping to surface.

A total of 139,000 ounces of gold was produced at Timmins West Mine in 2015, which resulted from processing 1,011,000 tonnes at an average grade of 4.4 grams per tonne.  During 2015, the Corporation invested $28.8 million at the Timmins West Mine, largely related to mine development, equipment and in-mine definition and delineation drilling. The Corporation completed 4,200 metres of capital development in 2015, mainly focused on continued ramp advancement and level development at both Timmins Deposit and Thunder Creek. As at December 31, 2015, the ramp at Timmins Deposit had been developed past the 970 Level. At Thunder Creek, ramp development was progressing towards the 800 Level. In addition to all other associated infrastructure development, a portion of the capital development in 2015 was related to completion of an exploration drift on the 930 Level at Timmins Deposit.

b.              Gold River Trend

The Gold River Trend is an east-west trending mineralized deformation and alteration zone, traced for over 3 kilometres, located on the south side of the Timmins West sedimentary basin. The Gold River Trend is interpreted as a branch fault from the Destor Porcupine Fault.  The Gold River Trend varies from 50 to 200 metres in width and is dominated by strongly sheared and hydrothermally altered sedimentary and volcanic rocks which have been intruded by lenses of porphyry. Work to date indicates that at least 15 different zones of gold mineralization exist with potential for being defined as narrow high grade or wide bulk resources. In most cases the mineralization is closely associated with pyrite-arsenopyrite-ankerite-quartz veins.

In February 2012, the Corporation published a resource estimate for the Gold River Trend property that includes an indicated resource of 690,000 tonnes at 5.29 gpt for 117,400 contained ounces of gold, and an inferred resource of 5,273,000 tonnes at 6.06 gpt for 1,027,800 contained ounces of gold. The resources are contained within two deposits, the East Deposit and West Deposit and lie within approximately 4.0 kilometres of the Timmins West Mine shaft.

In addition to the royalty in favour of FNV, certain claims along the Gold River Trend are subject to net smelter returns royalties ranging from 2% to 5%.

c.               144 Property

The 144 Property consists of 34 staked claims covering approximately 4.0 kilometres of the same volcanic/ultramafic intrusive/sedimentary contacts found at the Timmins West Mine.  Drilling at 144 has intersected multiple zones of gold mineralization located along a 1.2 kilometre stretch of the contact and associated with porphyritic intrusions similar to those which host some of the broadest and highest grade intercepts from the Thunder Creek Deposit.

In 2015, the Corporation commenced a drill program along the 144 Trend, largely focused on the area adjacent to Thunder Creek (the “144 Gap”), with limited early-stage surface drilling being completed in the second half of 2015 at the 144 South target further to the southwest. The Corporation also drove a 1280m exploration drift from the Thunder Creek deposit to the 144 Gap.

Since the commencement of the drill program, the Corporation has made significant progress and released a number of encouraging results.  Included among the results are the discovery of two significant zones of gold mineralization, including the 144 Gap Zone and the 144 Gap SW Zone. The 144 Gap Zone is a large gold zone with minimum dimensions of 400 metres along strike and 400 metres down dip. The 144 Gap SW Zone has been intersected over a minimum strike length of 125 metres and is situated within 200 metres of the 144 Gap Zone.

In addition to the royalty in favour of FNV, certain claims in the 144 land package are subject to net smelter returns royalties ranging from 2% to 5%.

2.              Bell Creek Complex

The Bell Creek Complex is an area of approximately 32 square kilometers that includes the Bell Creek Mine and Mill, together with the contiguous Marlhill, Vogel and Schumacher properties, as well as numerous other projects at various stages of exploration.

a.              Bell Creek Mine

The Bell Creek Mine is an underground mine located approximately 20 kilometres northeast of the City of Timmins, Ontario. The Bell Creek Mine comprises 3 crown mining leases and 5 freehold patents. Mineral production from Bell Creek Mine is subject to a 2% NSR, payable to Goldcorp Canada Ltd. (“Goldcorp”). Ore at Bell Creek is trucked to surface using a five metre wide by five metre high ramp. Longitudinal longhole stoping is the primary mining method. Broken ore is removed from the stope using remote controlled LHDs, and trucked to surface.

In 2015, the Corporation invested $19.2 million at the Bell Creek Mine for mine development, equipment, in-mine drilling and exploration drilling and development. The Corporation completed 2,723 metres of capital development in 2015. As at December 31, 2015, the ramp at Bell Creek had been extended just past the 895 Level, with lateral development having commenced on that level.

A total of 20,883 metres of mostly in-mine, definition drilling was completed in 2015. Diamond drilling was completed from drifts on the 805, 820, 860 and 875. Structures tested were mainly in the North A, North A2 and Hanging-wall zones.

Production from Bell Creek Mine in 2015 totaled 39,700 ounces, which resulted from processing 296,200 tonnes at an average grade of 4.4 grams per tonne. The 2015 production was from the Labine Deposit, which is currently being mined to below the 800 metre level, with reserves outlined to the 1165 Level. There remains a large resource identified below the current reserve in the Labine Deposit to a depth of approximately 1600 metres, providing additional opportunities for growth.

b.              Mill

The Corporation’s central mill, located at the Bell Creek Complex, is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by carbon-in-leach and carbon-in-pulp processes for gold recovery. The milling facility is located approximately 20 kilometres east of the City of Timmins. The mill, which processes ore from both the Timmins West and Bell Creek mines, has consistently achieved metallurgical recoveries exceeding 95%. In the third quarter of 2013, the second phase of an expansion was completed which increased the mill’s processing rate from approximately 2,500 tonnes per day to over 3,000 tonnes per day.  During 2015, the Corporation invested $3.4 million at the Bell Creek Mill, mainly related to the further expansion of the tailings facility. In 2015, the mill processed over 1.3 million tonnes with average recoveries of 96.6%.

c.               Vogel/Schumacher

The Vogel/Schumacher properties cover approximately 1.6 kilometres between Goldcorp’s high-grade Hoyle Pond Mine and Lake Shore Gold’s Bell Creek Mine.  Gold mineralization at Vogel/Schumacher is hosted by a sequence of variably altered and veined steeply south dipping mafic volcanics. The alteration and veining occurs in two main forms either steeply dipping zones at the contact with ultramafic volcanics or as flat vein systems within the mafic volcanics.

Gold mineralization occurs in eight zones which are associated with quartz veining, pyrite mineralization and ankerite/albite/sericite alteration. Mineralized/altered zones vary from less than a metre to in excess of 20m in width. Gold values are associated with the quartz veining, the mineralized alteration envelopes about the veins and intervals of increased pyrite content. Modelling and resource estimation shows the presence of both a broad lower grade resource that could be suitable for an open pit and a narrower style of mineralization that would be more amenable to underground mining.

The resource estimate for Vogel/Schumacher includes open-pitable resources of 1,860,000 tonnes at an average grade of 1.64 grams per tonne for 98,000 ounces in the indicated category and 897,000 tonnes at 4.15 grams per tonne for 120,000 ounces in the inferred category. The deposit remains open to depth.

Schumacher is subject to a royalty on mineral production of up to 2% of net smelter returns.

d.              Marlhill

The Marlhill property is located north-east of the Bell Creek Mine and is a former producing mine. In May 2011, Lake Shore Gold released an estimate for the Marlhill property of indicated resources of 395,000 tonnes at an average grade of 4.52 gpt for 57,400 contained ounces of gold. The resources are at shallow depths, mainly above the 360 metre level. All resources at Marlhill were estimated assuming an underground mining scenario. The resource estimate was for the M1 vein only and was prepared using historical drill information. Lake Shore Gold has completed only limited drilling at Marlhill.

Previous diamond drilling programs conducted by former operators at Marlhill have been successful in tracing the M1 vein, the primary vein identified and mined previously, to a strike length of 500 metres to 600 metres and to a vertical depth of 400 metres to 500 metres from surface. The current resource for the Marlhill deposit, incorporating the M1 vein only, extends to an approximate depth of 360 metres, while historic mining extended to a depth of only 150 metres. Based on work to date, neither the depth extent of the M1 Zone at Marlhill nor the extent along strike has been defined. The mineralization at Marlhill is located within 700 — 800 metres of the Bell Creek Mine, making it readily accessible using the Bell Creek Mine infrastructure.

Any mineral production from the Marlhill property is subject to a 2% net smelter returns royalty in favour of Goldcorp.

3.              Fenn-Gib

Fenn-Gib is an advanced-stage exploration project, which hosts a large, near-surface deposit with excellent potential for further growth. The Fenn-Gib Project is located approximately 60 kilometres east of Timmins and 20 kilometres east of Matheson. The Project consists of 171 mining claims, patents and leases covering approximately 29 square kilometres. Geologically, Fenn-Gib lies along the east extension of the Destor Porcupine Fault Zone (“DPFZ”) and Pipestone Fault Zone (“PFZ”), near a major change in trend from southeasterly to east—west which is interpreted as a major dilatent zone. Associated with the interpreted dilatent zone are a number of syenitic intrusions and a major east-west trending Arrow fault. Fenn-Gib overlies a southeast trending contact between mafic volcanic (Kidd Munroe Assemblage) and sedimentary rocks (Hoyle Group) which follows the trend of the PFZ and has been intruded by a series of mafic to syenitic intrusions. A portion of the land position lies approximately four kilometres to the south of the main Fenn-Gib Project and covers 6 kilometres of strike length along the DPFZ. This land position, called Guibord Main, contains a mixture of mafic to ultramafic volcanics, which have also been intruded by syenite. This geologic setting has some strong similarities to the geology found west of Timmins where Lake Shore Gold is in commercial production at its Timmins West Mine.

In November 2011, Lake Shore Gold published a resource estimate for the Fenn-Gib project that included an indicated resource of 40.8 million tonnes grading 0.99 gpt for a total of 1.30 million contained ounces of gold, and an inferred resource of 24.5 million tonnes at 0.95 gpt for a total of 0.75 million contained ounces of gold. Most of the resources are in the Main Zone, which is located in the northern portion of the Fenn-Gib property. Mineralization in the Main Zone consists of broad disseminated mineralization surrounding a distinct flexure of the PFZ and mafic volcanic-sedimentary contact where it has been intruded by mafic and syenitic intrusive rocks. The most common style of gold mineralization consists of quartz-carbonate veins, stringers and breccias hosted within intensely altered volcanic rocks and syenitic intrusions with lesser amounts being associated with fine crystalline pyrite in altered sediments and volcanic rocks.

Certain claims in the Fenn-Gib land package are subject to net smelter returns royalties ranging from 2% to 3%.

4.              The Whitney and Juby Projects

On September 18, 2015, the Corporation acquired Temex and, as a result, added interests in a number of properties, including two significant land positions. Through the acquisition, the Corporation is now involved in a joint venture with Goldcorp for the Whitney Project, located adjacent to the Corporation’s Bell Creek Complex. In addition, the Corporation now owns 100% of the Juby Project.

a.              The Whitney Project

The Whitney Project is located on the east side of Timmins, Ontario and is adjacent to Lake Shore Gold’s Bell Creek Complex. Whitney covers approximately 8.9 km2 of highly prospective exploration property on which the former producing Hallnor, Broulan Reef, Bonwhit and Hugh Pam mines are located. Together, these historic properties produced a total of 2.4 million ounces of gold. The Hallnor Mine, which operated from 1938 to 1968, was the highest grade gold mine in the Timmins Gold Camp of mines that have produced more than one million ounces. During its operating life, Hallnor produced 1.7 million ounces of gold at an average grade 13.71 grams per tonne.

b.              The Juby Project

Juby is a large project with a near-surface deposit located 15 km west-southwest of the town of Gowganda, within the Shining Tree area, in the southern part of the Abitibi greenstone belt, covering a 10 km long strike length of the Tyrrell Structural Zone (“TSZ”).   The 3 km long segment of the TSZ between the Hydro Creek, Big Dome and Juby Main Zone is completely untested by drilling, as is the northwest extension beyond the Hydro Creek and Big Dome areas.

Production

Lake Shore Gold produced 178,700 ounces in 2015 which resulted from processing a record 1,307,200 tonnes at an average grade of 4.4 grams per tonne. The average grade in 2015 was in line with the Corporation’s guidance for the full-year of 4.4 grams per tonne.  Gold poured in 2015 totaled 179,600 ounces.  The Corporation achieved record revenue in 2015 of $271.4 million, and all gold sales were to arm’s-length institutional purchasers.

At the Timmins West Mine, a production shaft is the primary access to the underground workings and is used to transfer ore and waste to surface. The shaft, sunk in close proximity to the Timmins Deposit, penetrates to 710 meters below surface. The 5.5m concrete lined shaft includes two 12 tonne capacity skip compartments, a service cage compartment, and a service compartment for piping and electrical services.

There is a 5.0 metre wide by 5.0 metre high ramp that extends from surface at the Timmins Deposit to the 290 metre level.  In the lower part of the Timmins Deposit, a ramp from 480 metre level has been developed to below the 970 level.  Two connections exist between the Timmins and Thunder Creek deposits: a haulage ramp from the shaft at the 200 metre level at the Timmins Deposit connects to the Thunder Creek Deposit at the 300 metre level; and a haulage ramp extending from the 650 metre level at the Timmins Deposit connects to the Thunder Creek Deposit at the 730 metre level.  At the Thunder Creek Deposit, a ramp extends from the 280 metre level to the 800 metre level.

Broken ore and waste rock at Timmins West Mine are hauled primarily to separate ore and waste dumps/rockbreaker arrangements near the shaft at 650L.  Broken material is dumped onto grizzlies and sized through 0.35 metre by 0.35 metre grizzly openings with stationary hydraulic rockbreakers. The product is then gravity fed into the loading pocket and loaded into 12 tonne skips for hoisting to surface.

At the Bell Creek Mine the primary access to the underground workings is via an existing portal and main ramp from surface.  Longitudinal longhole stoping is the primary mining method. Broken ore is removed from the stope using remote controlled LHDs, and trucked to surface. The main ramp is 5.0 metre wide by 5.0 metre high and currently extends to the 895L. There is an existing 6.3 metre by 2.6 metre rectangular, three- compartment timbered shaft. The shaft is 290 metres deep. A main shaft station exists at the 240L. The headframe and hoisting facilities remain in place, but are currently not being used. Material at Bell Creek Mine is drawn out by scoop trams and trucked to surface up the ramp.

Sale of Gold

There is a worldwide gold market into which Lake Shore Gold sells gold. As a result, the Corporation will not be dependent on a particular purchaser for its sales of gold, and the Corporation is not required to undertake any marketing efforts in order to sell its gold, provided that it is selling the gold at the prevailing market price. The Corporation produces gold doré bars at its Bell Creek Mill.  Because doré is an alloy consisting primarily of gold but also containing silver and other metals, doré bars are sent to refiners to produce bullion that meets the required market standard of 99.99% pure gold.  All gold doré produced by the Bell Creek Mill is shipped to Asahi Holdings (formerly Johnson Matthey Ltd.) for processing at its refinery in Brampton, Ontario, Canada. Lake Shore Gold actively manages sales by setting target prices with arm’s length institutional purchasers for a specified number of ounces of gold (and any silver byproduct resulting from the refining process).  Ownership of the refined gold and any silver is generally transferred to the purchaser at the refinery, but from time to time Lake Shore Gold may transfer ownership of the doré directly to a purchaser when it leaves the mill.  Lake Shore Gold does not currently engage in significant hedging activity.

Specialized Skill and Knowledge

The skill and knowledge required to develop a producing mine includes experience in exploration, development, construction, mine operations, metallurgical processing and environmental compliance. Lake Shore Gold employs a number of technical personnel with relevant experience, education and professional designations, and constantly evaluates the need for additional employees with particular expertise.  In addition, from time to time, as necessary, Lake Shore Gold engages professionals in geological, metallurgical, engineering, environmental and other relevant disciplines as consultants.  Lake Shore Gold endeavours to maintain attractive remuneration and compensation packages in order to attract and retain personnel with the necessary qualifications, skills and experience, and to date has been able to meet the Corporation’s staffing requirements.

Competitive Conditions

The mining industry is intensely competitive and Lake Shore Gold must compete in all aspects of its operations with other mining companies, including many large established mining companies having substantial capabilities and greater financial and technical resources than Lake Shore Gold. As a result, Lake Shore Gold may be at a disadvantage with respect to the acquisition and development of mining properties. Lake Shore Gold also competes with other mining companies for qualified employees, and may not be able to offer the same level of compensation as other mining companies. Significant growth in the mining industry over the past several years has increased the demand for experienced miners and qualified technical personnel.  Industry growth has also impacted the availability of large equipment, and some manufacturers require significant lead time for delivery.  If the Corporation were unable to attract and retain appropriate personnel, or to obtain equipment as and when required, the development and exploitation of the Corporation’s assets, and other plans, could be delayed.

Components

Lake Shore Gold sources machinery, parts and services from local businesses wherever possible, but also procures components from large national and multinational suppliers to the mining industry. The Corporation routinely orders mine inventory items, mill components, consumables, and other items that are necessary for continued operation in advance to ensure delivery when needed to avoid production or development delays. Both the Bell Creek Mine and Timmins West Mine are located near the City of Timmins, with ready access to both sites by provincial highways.  The City of Timmins also has an airport through which smaller cargo is regularly transported.

Cycles

The gold mining and exploration business is highly dependent on the price of gold, which is set by market forces, and factors beyond the cost of production, and has historically been volatile. Since the Corporation does not have control over the selling price of its production and must regularly sell its gold production to fund ongoing operations and expenses, a decrease in the market price of gold will negatively affect the Corporation’s revenues.

Environmental Protection

Lake Shore Gold’s mining and milling operations are regulated by licences issued by various governmental agencies allowing the Corporation to: (i) draw fresh water from local rivers; (ii) store waste material and tailings from mining and milling operations in containment ponds built and maintained by the Corporation; (iii) discharge treated water to local waterways; and (iv) release emissions into the air.  The activities governed by these licences are important to the regular mining activities of the Corporation, and the loss of a licence or the failure to obtain new licences when required could delay or stop the Corporation’s activities or plans.  The terms of Lake Shore Gold’s licences are similar to those of other mining companies operating near the Corporation’s properties, and do not place Lake Shore Gold at a competitive disadvantage compared to other mining companies.

Environmental monitoring data is maintained, and environmental incidents and accidents are reported and addressed immediately. The cost of regular compliance with environmental controls is not significant, but a significant accident resulting in the discharge of contaminants to the environment could result in significant clean-up costs and penalties, which would have a material effect on the Corporation’s financial position.

Lake Shore Gold continuously strives to improve its environmental performance, and will spend approximately $5 million this year on capital improvements related to water management.  In addition, there are known future environmental obligations relating to mine reclamation and closure activities. These activities are site specific and are governed by the Closure Plans filed with the Ontario Ministry of Northern Development and Mines (“MNDM”). Lake Shore Gold has already provided for the estimated costs of closure of approximately $5.8 million with three unsecured surety bonds.

Employees

Lake Shore Gold had 543 employees at the end of 2015.

Occupational Health and Safety

Lake Shore Gold places great importance on the health and safety of its employees and all visitors to its properties, and has implemented policies and procedures with respect to employee training, risk management, workplace inspection, emergency response, accident investigation, and periodic auditing. Management and the Corporation’s Joint Health and Safety Committees, established under Ontario’s Occupational Health and Safety Act, help to ensure that these policies and procedures are being followed and working as intended, and regularly explore avenues for improvement. To ensure the safety of everyone in its workplaces, Lake Shore Gold conducts safety training with all contractors and site visitors and requires that they observe all of Lake Shore Gold’s policies and procedures while on site.

Social and Environmental Policies

Lake Shore Gold is committed to the long-term well-being of the communities in which it operates.  Lake Shore Gold is sensitive to concerns regarding the activities carried on by mining companies and works with communities and organizations to alleviate those concerns.  Lake Shore Gold regularly consults with local First Nation communities in respect of its projects, and has entered into an Impact and Benefits Agreement in respect of the Timmins West Complex that provides for education and training of First Nations’ members, employment opportunities, environmental care, and collaborative business opportunities.  Lake Shore Gold is working on implementing a similar arrangement with First Nations in respect of the Bell Creek Complex. The Corporation’s other acts of civic engagement include:

•                  sponsoring local hockey teams, the Timmins Chamber of Commerce and various community events;

•                  providing work terms and co-operative and apprentice opportunities to professional licensees and university and college students in various disciplines;

•                  hiring from the local area for all entry-level positions; and

•                  participating in various community events within the city of Timmins.

Risk Factors

The following is a brief description of those distinctive or special characteristics of Lake Shore Gold’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, Lake Shore Gold’s financial performance, business and operations.

Dependence on Timmins West Mine and Bell Creek Mill

Lake Shore Gold’s operations at the Timmins West Mine will account for the majority of the Corporation’s production for the foreseeable future, all of which will be processed at the Bell Creek Mill.  Any adverse condition affecting mining or milling conditions at the Timmins West Mine or the Bell Creek Mill could be expected to have a material adverse effect on the Corporation’s financial performance and results of operations. The Corporation also anticipates using revenue generated by its operations at the Timmins West Mine in the future to finance a substantial portion of the exploration and capital expenditures required at its development projects.  Unless the Corporation can successfully bring into production other mineral projects on its existing properties, or otherwise acquire gold-producing assets, the Corporation will be dependent on the Timmins West Mine for the majority of its gold production and revenues. Further, there can be no assurance that the Corporation’s current exploration and development programs at its properties will result in any new economically viable mining operations or yield new mineral resources to replace and expand current mineral resources.

Uncertainty of Production Estimates

The Corporation’s gold production may fall below estimated levels if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, mineral grades are lower than expected, the physical or metallurgical characteristics of the minerals are less amenable than expected to mining or treatment, or dilution increases. In addition, production may be unexpectedly reduced as a result of mining accidents such as cave-ins, rock falls, rock bursts or flooding, or as a result of other operational difficulties.  Accordingly, there can be no assurance that the Corporation will achieve current or future production estimates.

Mineral Exploration, Development and Production Activities Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored are ultimately developed into production and there is a risk that none of the Corporation’s properties, other than the Timmins West Mine and Bell Creek Mine, will ultimately be developed into mines.  Among the many uncertainties inherent in any gold exploration and development program are the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities.  Other risks involved in extraction operations and the conduct of exploration programs include unusual or unexpected formations, formation pressures, seismic activity, fires, power outages, labour disruptions, flooding, explosions, rock bursts, cave-ins, landslides, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, fuel, and adverse weather conditions and other conditions involved in the drilling and removal of material, any of which could result in increased costs, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Although Lake Shore Gold carries liability insurance with respect to its mineral exploration operations, Lake Shore Gold may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Corporation’s current or future exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves.

Uncertainty of Mineral Resources and Reserves

The figures for mineral resources and reserves stated in this AIF, or in the documents incorporated by reference, are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  Market price fluctuations of gold, in addition to increased production costs or reduced recovery rates, may render resources uneconomic.  Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period.

Until mineral reserves or mineral resources are actually mined and processed, mineral resource and mineral reserve grades must be considered as estimates only.  In addition, mineral reserves and mineral resources may vary depending on, among other things, metal prices and currency exchange rates.  Any material change in mineral reserves, mineral resources, grade or dilution may affect the economic viability of the properties.  In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Other than the Timmins West Mine and Bell Creek Mine, which are in commercial production, the Corporation’s mineral projects are in the exploration stage. Until mineral resources on these exploration properties are categorized as mineral reserves, the known mineralization at these projects is not determined to be economic. The Corporation’s ability to put its exploration properties into production will be dependent upon the results of further drilling and evaluation. There is no certainty that expenditures made in the exploration of the Corporation’s mineral properties will result in the identification of commercially recoverable quantities of ore or that mineral reserves will be mined or processed profitably. Greater assurance may require completion of comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic.

Risk of Flooding

In previous years, Lake Shore Gold has experienced significant water flows onto its properties as a result of the spring thaw in Timmins. Once on the Corporation’s properties, this water must be treated as any other water which the Corporation seeks to discharge from its properties and must meet environmental standards.  This means that the Corporation is required to store and potentially treat the water, and to limit discharge to the approved limits under the Corporation’s permits.  If the amount of such water flowing onto the properties exceeds the capacity of the Corporation’s storage ponds, the Corporation may be required to store water in underground areas of its mines, limiting its ability to operate in those areas.  Production and capital development could be delayed if the Corporation cannot operate in necessary areas as a result of such flooding, which could cause the Corporation to miss production targets and to lose revenue.  The Corporation may also incur additional costs as a result of such flooding, both in dealing with the excess water and in remediating any damage resulting from flooding.

Risk of Project Delay

There are significant risks that the commencement and completion of construction of a mine on any of the Corporation’s properties could be delayed due to circumstances beyond the Corporation’s control. Such risks include delays in obtaining environmental and construction authorizations and permits, delays in finalizing all necessary detailed engineering and construction contracts, as well as unforeseen difficulties encountered during the construction process.

The Corporation May Not Meet Key Production and Other Cost Estimates

A decrease in the amount and a change in the timing of the production outlook for the Corporation will directly impact the amount and timing of the Corporation’s cash flow from operations. The actual impact of such a decrease on the Corporation’s cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the amount or timing of projected cash flows that would occur due to production shortfall, changes in prices or costs, labour disruptions, or reduced availability of required equipment or suppliers may require that the Corporation seek additional financing to fund operational or capital expenditures.

Global Financial Condition

Global financial conditions in recent years have been characterized by weakness and uncertainty, and access to public financing has been negatively impacted by disruptions in the credit and capital markets. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future on terms favourable to the Corporation.  Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be significant or prolonged, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of its common shares may be adversely affected.

Fluctuation of Mineral Prices

The success of the Timmins West Mine, Bell Creek Mine, and the Corporation’s other properties will be primarily dependent on the future price of gold.  Gold prices are subject to significant fluctuation and are affected by a number of factors that are beyond the control of the Corporation.  Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world.  The price of gold has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from, the Corporation’s properties to be impracticable or uneconomic.  Depending on the price of gold, projected cash flow from planned mining operations may not be sufficient and the Corporation could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties.  Future production from the Corporation’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.  Lake Shore Gold does not currently engage in material hedging activity and is exposed to changes in the gold price.

Furthermore, recalculating reserve and resource estimates and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Corporation’s investment in mining properties and increased amortization, reclamation and closure charges.  In addition to adversely affecting the Corporation’s mineral resource and reserve estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency Fluctuations

Currency fluctuations may affect the costs the Corporation incurs in its operations and may affect the Corporation’s operating results and cash flows. Gold is sold throughout the world based principally on the U.S. dollar price, but the Corporation’s operating and capital expenses are incurred in Canadian dollars. The appreciation of the Canadian dollar against the U.S. dollar can reduce the Corporation’s revenues relative to the costs at the Corporation’s operations, making such operations less profitable.  Lake Shore Gold does not engage in any currency hedging activity and is fully exposed to changes in exchange rates.

Fluctuations in External Factors Affecting Costs

The Corporation’s production costs are dependent on a number of factors, including refining charges, production royalties based on the price of gold, and the cost of inputs used in mining operations, including equipment, labour, contractors, steel, chemical reagents and energy. All of these factors are beyond the Corporation’s control. If the Corporation’s total production costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Corporation may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

History of Net Losses; Uncertainty of Additional Financing

Prior to the year ended December 31, 2014, the Corporation had not generated annual net earnings from its operations. Despite the profitability of the Corporation’s operations in 2015, there can be no assurance that the Corporation’s operations will be profitable in the future.  There is no assurance that the Corporation’s operations will ever provide a return on investment in the future. The Corporation has not paid dividends in the past and has no current plans to pay dividends in the future.

The Corporation’s operating expenses and capital expenditures may increase with mining activities at Timmins West Mine and Bell Creek Mine, and advancing exploration, development and commercial production of other properties in which the Corporation has an interest. The Corporation may experience losses unless it generates sufficient revenues from commercial production to fund all of its continuing operations, exploration and development activities. The development of the Corporation’s properties may require the commitment of substantial resources.

The Corporation may require additional financing from external sources in order to fund future capital and exploration costs.  There can be no assurance that such financing will be available to the Corporation or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Corporation, the interests of shareholders in the net assets of the Corporation may be diluted.  Any failure of the Corporation to obtain required financing on acceptable terms could have a material adverse effect on the Corporation’s financial condition, results of operations and liquidity, and could require the Corporation to cancel or postpone planned capital investments and exploration.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of Lake Shore Gold, including exploration, development activities and commercial production are and will be governed by laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Lake Shore Gold has received all necessary permits for the mining operations and the exploration and development work it is presently conducting, but there can be no assurance that all permits, if any, which Lake Shore Gold may require for future exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which Lake Shore Gold may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions.  Lake Shore Gold may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

Existing and possible future laws, regulations and permits governing operations and activities of exploration and development companies, or more stringent implementation thereof, could have a material adverse impact on Lake Shore Gold and cause increases in capital expenditures or require abandonment of, or delays in, exploration.

Uncertainty in Executing, Managing and Integrating Acquisitions

The Corporation occasionally evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Corporation’s business and may expose the Corporation to new geographic, political, operating, financial or geological risks. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Corporation. Any acquisition would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Corporation’s ongoing business; the inability of management to maximize the financial and strategic position of the Corporation through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Corporation may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Corporation to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Mining Licenses

Terms under which Lake Shore Gold acquired or may acquire interests in certain properties provide that Lake Shore Gold must over certain time periods expend certain minimum amounts on the exploration of the properties, make payments, or contribute its share of ongoing expenditures.  If Lake Shore Gold fails to make such payments or expenditures in a timely fashion, Lake Shore Gold may lose its interest in those properties.  Further, with respect to any exploration property, Lake Shore Gold may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on such properties.

Lake Shore Gold has Limited Mineral Reserves

Mineral resources are inventories of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environmental, socio-economic and governmental factors.  Lake Shore Gold has limited mineral reserves at its Timmins West Mine and Bell Creek Mine, though it does have additional mineral resources at the two mines and at other projects.  Additional work is required to demonstrate whether these additional mineral resources at Timmins West Mine and Bell Creek Mine may be economically viable, and if any of the Corporation’s other projects have a body of economically viable ore. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Lake Shore Gold makes on its properties do not result in discoveries of mineralization that can be economically recovered, the value of exploration and acquisition expenditures may be lost and the value of Lake Shore Gold stock will be negatively impacted.

Title Risks

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, the mineral property may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the properties in which the Corporation has an interest, which, if successful, could result in the loss or reduction of the Corporation’s interest in the properties.

Although title to its material properties has been reviewed by or on behalf of Lake Shore Gold, no assurances can be given that there are no title defects affecting the properties.  Title insurance generally is not available for mining claims in Canada and Lake Shore Gold’s ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained.  Lake Shore Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests, therefore, the precise area and location of such claims may be in doubt.  The properties may be subject to prior unregistered liens, agreements, transfers or claims including native land claims, and title may be affected by, among other things, undetected defects.  In addition, Lake Shore Gold may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Obligations and Potential Liabilities with Respect to Acquired Properties

Under agreements for the acquisition of existing and future properties, Lake Shore Gold has assumed or may assume liabilities relating to the mineral properties, surface buildings, mill and tailings, past, present and future. While Lake Shore Gold conducts due diligence with a view to determining, among other things, what these obligations and liabilities may be, there is no assurance that Lake Shore Gold has been or will be able to determine accurately the existence, extent or potential cost of any such obligations and liabilities. Failure to determine adequately or at all the existence, extent or potential cost of any such obligations and liabilities could, in the future, have a material adverse impact on Lake Shore Gold’s profitability, business prospects, results of operations and financial condition.

Environmental Risks

Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive.  Lake Shore Gold cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (even if inadvertent) or environmental pollution will not materially and adversely affect its financial condition and its results from operations.

Previous mining operations may have caused environmental damage at certain of Lake Shore Gold’s properties.  It may be difficult or impossible to assess the extent to which such damage was caused by Lake Shore Gold or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations.  Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.  Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Risks Associated with Joint Venture Agreements

Lake Shore Gold’s interests in various of its properties may, in certain circumstances, become subject to the risks normally associated with the conduct of joint ventures. In the event that any of Lake Shore Gold’s properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Lake Shore Gold’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Lake Shore Gold’s business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Third Party Reliance

Lake Shore Gold’s rights to acquire an interest in certain resource properties may have been granted by third parties who themselves held only a lease or an option to acquire such properties.  If such persons fail to fulfill their obligations, Lake Shore Gold could lose such interest in the properties and may have no meaningful recourse, as it may not have any direct contractual arrangements with the underlying property holders.

Insurance Risk

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes or slowdowns, unusual or unexpected geological conditions, ground or stope failures, cave-ins, changes in the regulatory environment or laws, and natural phenomena such as inclement weather conditions, forest fires, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although the Corporation maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all potential risks associated with its operations.  The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production may cease to be generally available to the Corporation or to other companies in the mining industry on acceptable terms.  The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

The Corporation’s business is intensely competitive, and the Corporation competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: (i) mineral rich properties which can be developed and produced economically; (ii) the technical expertise to find, develop, and produce from such properties; (iii) the labour to operate the properties; and (iv) the capital for financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Corporation. Such competition may result in the Corporation being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Corporation’s inability to compete with other mining companies could have a material adverse effect on the Corporation’s results of operations.

Dependence on Key Management and Employees

The success of the operations and activities of Lake Shore Gold is dependent to a significant extent on the efforts and abilities of its management, key employees and outside contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions in which the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation’s business, results of operations and financial condition.  The Corporation’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of key management personnel. The loss of the services of one or more of these individuals could adversely affect Lake Shore Gold’s profitability, results of operations and financial condition. The Corporation faces significant competition for qualified personnel and there can be no assurance that the Corporation will be able to attract and retain such personnel.  The Corporation does not hold key person insurance on any of these individuals.

Volatility of Market Price of Securities

The trading price of the Corporation’s common shares has been and may continue to be subject to large fluctuations which may result in losses to investors.  The trading price of the Corporation’s common shares may increase or decrease in response to a number of events and factors, including:

•                  changes in the market price of gold;

•                  changes in the exchange rate between the currencies of Canada and the United States;

•                  current events affecting the economic situation in Canada, the United States and elsewhere;

•                  trends in the mining industry and the markets in which the Corporation operates;

•                  changes in financial estimates and recommendations by securities analysts;

•                  acquisitions and financings;

•                  quarterly variations in operating results;

•                  the Corporation’s inability to achieve its guidance or meet expectations of market participants;

•                  the operating and share price performance of other companies that investors may deem comparable; and

•                  purchases or sales of blocks of the Corporation’s common shares.

Wide price swings are currently common in the markets on which the Corporation’s securities trade. This volatility may adversely affect the prices of the Corporation’s common shares regardless of the Corporation’s operating performance.  As well, there can be no assurance that an active market for the securities of the Corporation will be sustained.

Impairment of Assets.

In accordance with IFRS, Lake Shore Gold capitalizes certain expenditures and advances relating to its mineral projects. From time to time the carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation, reevaluation of the economic or operating parameters of an existing operation, abandoning a development project, the denial of a permit, or the Corporation’s market capitalization being less than the carrying amounts of its mining properties and plant equipment.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the definition of cash generating units. It is possible that that the actual fair value could be significantly different from those assumptions, and changes in the assumptions will affect the recoverable amount of the mining interests.  In the absence of any mitigating valuation factors, the Corporation’s failure to achieve its valuation assumptions or declines in the fair values of its cash generating units or other assets may, over time, result in impairment charges.

If Lake Shore Gold determines that an asset is impaired, the Corporation will charge against earnings any difference between (i) the carrying amount of the assets and (ii) the estimated fair value less cost to sell of those assets. Any such charges could have a material adverse effect on Lake Shore Gold’s results of operations.

Conflicts of Interest

Certain directors and officers of the Corporation are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors and officers of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest that they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter in accordance with the Act. See “Interest of Management and Others in Material Transactions”.

Risks Relating to Information Technology

Lake Shore Gold’s operations and business activities rely heavily on information technology (“IT”). While the Corporation has taken all reasonable steps to protect its IT systems, certain risks remain, including the possibility of cyber attacks. Such attacks could be initiated by unknown persons, employees or contractors and may cause significant disruptions to its operations and/or financial performance. They may also render business-sensitive, personal or other confidential information vulnerable to unauthorized access, resulting in expensive litigation against the Corporation, as well as reputational damage. Similar consequences may arise from inadvertent actions or omissions on the part of employees, contractors or unknown persons.

Tax Considerations

Lake Shore Gold takes all reasonable steps to ensure that its taxes are paid in accordance with existing laws. However, the Corporation’s taxes are subject to factors beyond its control. For example, current or newly-enacted laws may be interpreted and/or applied by tax authorities or the courts in ways that are unfavourable to the Corporation. Also, routine audits by tax authorities may result in re-assessments and unexpected penalties. These may result in material adverse impacts on the Corporation’s operations, business and financial condition.

Mineral Projects

Timmins West Mine

Information relating to the Corporation’s Timmins West Mine, including resources and reserves as at December 31, 2015, is set out in Schedule B to this AIF. Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada “ dated February 29, 2016, with an effective date of December 31, 2015 (the “Timmins West Report”).  The Summary section of the Timmins West Report is attached to this AIF as Schedule B, and readers should consult the Timmins West Report to obtain further particulars regarding the Timmins West Mine.  The Timmins West Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile and is incorporated by reference in its entirety herein.  All scientific and technical information in Schedule B has been prepared under the supervision of Natasha

Vaz, P.Eng, Vice-President of Technical Services for Lake Shore Gold, and Eric Kallio, P.Geo, Senior Vice-President of Exploration for Lake Shore Gold, each of whom is a qualified person under NI 43-101.

Bell Creek Complex

Information relating to the Corporation’s Bell Creek Complex, including resources and reserves as at December 31, 2015, is set out in Schedule C to this AIF. The information in Schedule C is supported by a technical report prepared by Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, in accordance with NI 43-101 entitled “NI 43-101 TECHNICAL REPORT, UPDATED MINERAL RESERVE ESTIMATE FOR BELL CREEK MINE, HOYLE TOWNSHIP, TIMMINS, ONTARIO, CANADA” dated March 27, 2015 (the “Bell Creek Report”). Readers should consult the Bell Creek Report to obtain further particulars regarding the Bell Creek Complex. The Bell Creek Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile. All scientific and technical information in Schedule C has been prepared under the supervision of Natasha Vaz, P.Eng, Vice-President of Technical Services for Lake Shore Gold, and Eric Kallio, P.Geo, Senior Vice-President of Exploration for Lake Shore Gold, each of whom is a qualified person under NI 43-101.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The authorized capital of Lake Shore Gold consists of an unlimited number of common shares of which 466,900,285 are issued and outstanding as of March 24, 2016.

The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation.  The common shares have no pre-emptive, redemption, purchase or conversion rights.  There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Corporation.  The Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied except by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

In addition to the common shares, the Corporation has issued publicly tradable convertible debentures (the “Debentures”). The Debentures were issued under a trust indenture (the “Indenture”). The aggregate principal amount of the Debentures initially authorized for issue is $103,500,000.  The Corporation may, from time to time, without the consent of holders of Debentures, issue additional Debentures of the same series or of a different series under the Indenture.  The Maturity Date for the Debentures is September 30, 2017.

As of March 24, 2016, the aggregate principal amount of debentures outstanding was $103,181,000.

The Debentures bear interest at 6.25% per annum, payable semi-annually in arrears on March 31 and September 30 in each year.  The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Corporation and subject to applicable regulatory approval, by payment of common shares. The interest on the Debentures will be payable in lawful money of Canada.

The Debentures are direct obligations of the Corporation and are not be secured by any mortgage, pledge, hypothec or other charge.

Holders may convert their Debentures into common shares at any time prior to 5:00 p.m. (Toronto time) on the earlier of (i) the business day immediately preceding the Maturity Date and (ii) the business day immediately preceding the date specified by the Corporation for redemption of the Debentures, at a conversion price of $1.40 per common share, being a conversion rate of approximately 714.2857 common shares per $1,000 principal amount of Debentures, subject to adjustment in certain events as described in the Indenture.

The Debentures may be redeemed in whole at any time or in part from time to time, at the option of the Corporation on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption, provided that the market price of the common shares on the date on which the notice of redemption is given is not less than 130% of the conversion price.

On redemption or at maturity, the Corporation will be obligated to repay the indebtedness represented by the Debentures by paying to the debenture trustee in lawful money of Canada an amount equal to the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured, together with accrued and unpaid interest thereon. Subject to regulatory approvals and provided that no default or event of default has occurred and is continuing under the Indenture, the Corporation may, at its option, on not more than 60 and not less than 40 days’ prior notice, elect to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or the principal amount of the Debentures which are due on the Maturity Date, as the case may be, in whole or in part, by issuing common shares that are freely tradable in Canada to such holders of the Debentures. Any accrued and unpaid interest thereon must be paid in cash. The number of Common Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured, as the case may be, by 95% of the current market price. No fractional Common Shares will be issued on redemption or maturity but in lieu thereof the Corporation will be obligated to satisfy fractional interests by a cash payment equal to the proportionate current market price of such fractional interests.

Dividend Policy

It is not anticipated that the Corporation will pay any dividends on its common shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Corporation’s Board of Directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the Board of Directors may consider relevant. As of the date of this AIF, the Corporation has not paid any dividends on the common shares.  While the credit facilities remain outstanding, Lake Shore Gold would require the consent of its secured lenders prior to declaring a dividend or making any distribution to shareholders.

Outstanding Options

As at March 24, 2016, the following options were outstanding:

Number of Options Outstanding	Exercise Price Range
11,106,727	$0.37-$0.99
4,888,796	$1.00-$1.99
61,500	$2.00-$2.99
142,500	$3.00-$3.99
16,199,523

MARKET FOR SECURITIES

Trading Price and Volume

Lake Shore Gold common shares trade on the TSX and on the NYSE MKT under the symbol “LSG”. The following table sets forth, for the periods indicated, the reported intra-day high and low sales prices and aggregate volume of trading of the common shares on the TSX and NYSE MKT.

	TSX			NYSE MKT
Month	High ($)	Low ($)	Volume	High US($)	Low (US$)	Volume
January 2015	1.190	0.750	73,522,305	0.960	0.649	12,265,183
February 2015	1.150	1.030	27,096,908	0.915	0.820	7,849,326
March 2015	1.150	0.880	37,301,099	0.929	0.691	9,364,538
April 2015	1.230	1.000	57,957,258	1.020	0.760	8,810,658
May 2015	1.320	1.160	32,778,477	1.115	0.923	11,413,140
June 2015	1.380	1.160	32,763,428	1.140	0.936	8,749,801
July 2015	1.290	1.060	36,411,862	1.050	0.812	10,344,189
August 2015	1.190	0.990	29,177,875	0.910	0.750	8,004,861
September 2015	1.220	0.980	28,688,667	0.937	0.740	5,283,730
October 2015	1.270	1.070	43,849,087	0.968	0.812	6,412,728
November 2015	1.180	0.930	41,773,757	0.901	0.704	5,162,937
December 2015	1.170	0.930	43,154,514	0.848	0.700	5,438,211

The closing price of the common shares on the TSX and on the NYSE MKT on December 31, 2015, was $1.12 and US$0.81, respectively.

The Debentures trade on the TSX under the symbol “LSG.DB”. The following table sets forth, for the periods indicated, the reported intra-day high and low sales prices and aggregate volume of trading of Debentures on the TSX.

Month	High ($)	Low ($)	Volume
January 2015	104.90	94.50	32,010
February 2015	105.50	101.50	29,270
March 2015	105.01	99.00	41,020
April 2015	107.51	103.00	45,820
May 2015	110.07	105.32	37,390
June 2015	115.00	106.49	16,920
July 2015	112.00	104.00	12,460
August 2015	106.00	101.99	11,900
September 2015	105.15	101.50	16,020
October 2015	109.00	103.44	16,540
November 2015	105.02	100.00	52,940
December 2015	104.85	99.95	19,070

The closing price of the Debentures on the TSX on December 31, 2015, was $104.85.

DIRECTORS AND OFFICERS

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Corporation and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders.

Name, Occupation and Security Holding

Non-Executive Directors

ALAN C. MOON Alberta, Canada Age: 70

Alan C. Moon is an independent businessman, corporate director and consultant since 1997. Prior thereto Mr. Moon held a number of executive positions with TransAlta Corporation which he joined in 1985. From 1994 to 1997 he was President and COO of TransAlta Energy Corporation. Mr. Moon has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director, Chair of the Board (Independent)
Director since:	2005
Committees:	Audit Committee Corporate Governance & Nominating Committee Compensation Committee
Securities held:	238,700 common shares 310,589 Deferred Share Units
Principal Occupation:	President of Crescent Enterprises Inc.; Corporate Director
Sits on other boards:	• Northern Superior Resources Inc.

ARNOLD KLASSEN British Columbia, Canada Age: 64

Arnold Klassen is a Chartered Professional Accountant, Chartered Accountant, and Certified Public Accountant, and has over 35 years of experience in accounting, audit and tax, with over 30 years of experience in the Mining Industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)
Director since:	2008
Committees:	Audit Committee (Chair) Technical Advisory Committee (Chair) Corporate Governance & Nominating Committee
Securities held:	50,000 common shares 310,589 Deferred Share Units
Principal Occupation:	President of AKMJK Consulting Ltd.
Sits on other boards:	• Northern Superior Resources Inc.

JONATHAN GILL Ontario, Canada Age: 71

Mr. Gill is a Professional Engineer who brings more than 45 years of mining experience to the board of Lake Shore Gold, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia; as well as for other companies involving reviews of such projects as FNX Mining Company´s Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former Employer Chair of Ontario´s Mining Legislative Review Committee. Mr. Gill has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)
Director since:	2008
Committees:	Compensation Committee (Chair) Health, Safety, Environment & Community Committee (Chair) Technical Advisory Committee
Securities held:	47,138 common shares 609,868 Deferred Share Units
Principal Occupation:	Independent Consultant
Sits on other boards:	n/a

INGRID HIBBARD Ontario, Canada Age: 57

Ms. Hibbard is the President and Chief Executive Officer and a director of Pelangio Exploration Inc. and was the Chief Executive Officer of PDX Resources Inc. (formerly Pelangio Mines Inc. and Pelangio-Larder Mines, Limited) from 1997 to 2009. Ms. Hibbard has been a director of Detour Gold since 2007. She played a key role throughout the history of the Detour Lake mine property including as President of Pelangio-Larder Mines Limited which, in 1998, acquired the property under a joint venture with Franco-Nevada Mining Company Limited from Placer Dome (CLA) Ltd. (now Goldcorp) up to Pelangio’s sale of the Detour Lake assets to Detour Gold Corporation in 2007. Ms Hibbard has more than 25 years of experience in the international mining industry. Ms. Hibbard holds a Bachelor of Arts degree and an LL.B from the University of Western Ontario and is called to the Bar in both Ontario and Manitoba. Ms. Hibbard’s law practice focussed on mining and securities law, with clients ranging from junior exploration companies to major mining companies, including Noranda Mines and Hemlo Gold Mines.

Position with Corporation:	Director (Independent)
Director since:	2014
Committees:	n/a
Securities held:	17,300 common shares 129,702 Deferred Share Units
Principal Occupation:	President and CEO of Pelangio Exploration Inc.
Sits on other boards:	• Pelangio Exploration Inc. • Detour Gold Corporation

DIANE FRANCIS Ontario, Canada Age: 69

Diane Francis is the Editor-at-Large at the National Post, a Distinguished Professor at Ryerson University’s Ted Rogers School of Management, and an author and public speaker. Ms. Francis was a director of Aurizon Mines Ltd. from 2007 until its acquisition in June 2013. Ms. Francis currently serves on the boards of the Toronto Symphony Orchestra and the Ryerson University Cabinet.

Position with Corporation:	Director (Independent)
Director since:	2013
Committees:	Corporate Governance and Nominating Committee Audit Committee Compensation Committee
Securities held:	223,878 Deferred Share Units
Principal Occupation:	Editor-at-Large at the National Post
Sits on other boards:	n/a

FRANK HALLAM British Columbia, Canada Age: 56

Frank Hallam is the Chief Financial Officer of Platinum Group Metals Ltd. Mr. Hallam has extensive operating and corporate finance experience at the senior management level with several publicly listed resource companies. Mr. Hallam was the key architect of the Western Bushveld Joint Venture between Platinum Group Metals Ltd. and Anglo Platinum Ltd. He was also the original founder of New Millennium Metals Corporation, a predecessor to Platinum Group Metals Ltd. Mr. Hallam was a co-founder of MAG Silver Corp. and served as CFO of MAG from 2003 to 2010 and as a director until June 2014. From 1994 until 2002 he was a director and CFO of Tan Range Exploration Corporation, focused on gold exploration and development throughout East Africa working with groups such as JCI Limited, Barrick Gold Corporation and Newmont Mining Corporation. He was a co-founder of West Timmins Mining Inc. and served as CFO from September 13, 2006 to August 7, 2008 and a director from September 13, 2006 until November 6, 2009. Mr. Hallam also has extensive experience in oil & gas exploration and development. He was previously an auditor with Coopers and Lybrand, specialized in their Mining Practice. He is a Chartered Professional Accountant, Chartered Accountant, and has a degree in business administration from Simon Fraser University.

Position with Corporation:	Director (Independent)
Director since:	2009
Committees:	Audit Committee Health, Safety, Environment & Community Committee
Securities held:	499,927 common shares 310,589 Deferred Share Units
Principal Occupation:	Chief Financial Officer of Platinum Group Metals Ltd.
Sits on other boards:	• Platinum Group Metals Ltd. • West Kirkland Mining Inc. • Nextraction Energy Corp.

Officers

ANTHONY P. MAKUCH Ontario, Canada Age: 57

President and CEO of the Corporation since March 2008.

Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business.

Position with Corporation:	President & Chief Executive Officer, Director
Director since:	2007
Committees:	n/a
Securities held:	300,000 common shares 2,216,394 Performance Share Units 6,568,374 options to acquire common shares
Principal Occupation:	President & Chief Executive Officer of the Corporation
Sits on other boards:	Barkerville Gold Mines Ltd.

PHILIP C. YEE Ontario, Canada

Vice-President and CFO of the Corporation since May 2013. Chief Financial Officer of Patagonia Gold plc from May 2011 to May 2013; Director, Finance of Centerra Gold Inc. from November 2010 to May 2011; Vice President, Finance for Kumtor Gold Mine (Centerra Gold Inc.) from June 2001 to October 2010.

Phil Yee is a Chartered Professional Accountant, Chartered Accountant (“CPA”) with over 25 years of experience in the accounting and financial fields and over 10 years of experience in the mining sector. In addition to being a CPA, Mr. Yee holds a Bachelor of Commerce degree from the University of Saskatchewan.

Position with Corporation:	Senior Vice-President & Chief Financial Officer
Securities held:	728,666 Performance Share Units 1,477,206 options to acquire common shares

PETER PASCAL VAN ALPHEN Ontario, Canada

Vice President of Operations for the Corporation since 2014. Various positions with DMC Mining Services since 2010, the most recent of which was Vice-President & General Manager, Canadian Operations.

Mr. van Alphen has 20 years of experience in the mining industry in various operational roles. Prior to joining DMC in 2010, he served as Project/Mine Manager with Quadra FNX/FNX Mining Company, where he took a leading role in bringing the Morrison Deposit at the Levack Mine near Sudbury to commercial production. He also previously served as Mine Superintendent and Project Manager at the Podolsky Mine in Sudbury, working with FNX Mining/Dynatec Corporation. Mr. van Alphen has a Bachelor of Science (Engineering) degree from the University of Witwatersrand in South Africa.

Position with Corporation:	Vice President, Operations
Securities held:	184,828 Performance Share Units 353,385 options to acquire common shares

ERIC KALLIO Ontario, Canada

Vice President of Exploration for the Corporation since 2008; Geological Consultant from 2004 to 2008 for various companies including Detour Gold Corp, Centerra Gold Corp, Pelangio Mines, Goldeye Exploration, Ursa Major Minerals, Patricia Mining Corp, Silvermet Resources, Strike Minerals, Baffinland Iron Mines, Verena Minerals Corp. He has also held positions with Kinross Gold Corp as Exploration Manger for Eastern Canada and with Placer Dome as Chief Geologist for the Dome Mine.

Eric Kallio is a Professional Geologist with close to thirty years of experience working on exploration and underground and open pit mine planning, scoping and feasibility studies in Canada and abroad.

Position with Corporation:	Senior Vice President, Exploration
Securities held:	530,617 Performance Share Units 1,275,220 options to acquire common shares

MERUSHE VERLI Ontario, Canada

Vice President, Finance since 2008. Corporate Controller of the Corporation from 2007 to 2012; from 1997 to 2007 held various positions with KPMG LLP, the last of which was Senior Manager.

Ms. Verli is a Chartered Professional Accountant, Chartered Accountant, with more than a decade of experience in public practice with KPMG. In addition to her accounting experience, Ms. Verli also holds a Bachelors of Economy, a Bachelors of Geology and a PhD in Economic Sciences.

Position with Corporation:	Vice President, Finance
Securities held:	202,629 Performance Share Units 417,700 options to acquire common shares

MARK UTTING Ontario, Canada

Vice President, Investor Relations since 2008; Director, Investor Relations of Extendicare REIT from September 2007 to March 2008; Director, Investor Relations of Sherritt International Corp. from June 2007 to September 2007; Director, Investor Relations of Dynatec Corporation from February 2003 to June 2007.

Mark Utting is a Chartered Financial Analyst with 20 years of investor relations and corporate communications experience, mainly in the mining and financial services industries.

Position with Corporation:	Vice President, Investor Relations
Securities held:	8,100 common shares 198,254 Performance Share Units 577,518 options to acquire common shares

ALASDAIR FEDERICO Ontario, Canada

General Counsel and Corporate Secretary of the Corporation since 2008, and Vice-President since 2012.

Mr. Federico is a business lawyer with experience advising on all aspects of corporate and securities law, commercial matters, governance and compliance. Mr. Federico holds a Bachelor of Commerce from the Rotman School of Management at the University of Toronto and a Bachelor of Laws from the University of Western Ontario.

Position with Corporation:	Vice-President, General Counsel and Corporate Secretary
Securities held:	225,172 Performance Share Units 523,223 options to acquire common shares

NATASHA VAZ Ontario, Canada

Natasha Vaz joined Lake Shore Gold in June 2008 as a Mine Engineer and has held various positions of increasing responsibility and authority with the Corporation, resulting in her appointment as Vice-President, Technical Services in 2013.

Ms. Vaz has over a decade of experience working with senior Canadian-based mining and contracting companies. Prior to Joining Lake Shore Gold, she held a variety of engineering, operations and management level positions with Dynatec Corporation and, prior to that assignment, with Goldcorp. Ms. Vaz holds a BSc degree in Engineering from the University of Toronto and an MBA from the Kellogg-Schulich program at Northwestern University School of Management and the Schulich School of Business at York University. She is a member of the Professional Engineers of Ontario.

Position with Corporation:	Vice-President, Technical Services
Securities held:	178,143 Performance Share Units 356,513 options to acquire common shares

CHRISTINA OUELLETTE Ontario, Canada

Vice President of Human Resources for the Corporation since November 2009; Director of Human Resources for the Corporation from October 2008 to November 2009; Manager of Human Resources for FNX Mining Co. from 2006 to 2008; Manager of Human Resources for the Sudbury Operations of the Dynatec/FNX Joint Venture from 2004 to 2005; Manager of Human Resources for Domtar, Ontario Forestry Division, from 1998 to 2004.

Ms. Ouellette is a Certified Human Resource Professional with over twenty years of senior management experience. Ms. Ouellette has a strong background and considerable experience in labour relations, employee relations, recruitment, talent and succession planning, compensation planning, and providing strategic HR direction and guidance in support of business objectives.

Position with Corporation:	Vice President, Human Resources
Securities held:	30,000 common shares 206,771 Performance Share Units 611,184 options to acquire common shares

In total the directors and officers of Lake Shore Gold own, directly or indirectly, 1,168,045 common shares of the Corporation which is equal to approximately 0.25% of the issued and outstanding share capital as at March 24, 2015.

None of the Directors or Officers of the Corporation has been subject to any cease trade order, penalty or sanction, or has declared bankruptcy during the last 10 years, and none has been a director or officer of a company that has been subject to any cease trade order, penalty or sanction, or has declared bankruptcy during the last 10 years.

Conflicts of Interest

See “Interest of Management and Others in Material Transactions” and “Risk Factors - Conflicts”.

AUDIT COMMITTEE

Charter

The Charter of the Audit Committee is attached as Schedule A to this AIF.

Composition of the Audit Committee

The Audit Committee consists of four independent directors:  Arnold Klassen (Chair), Alan Moon, Diane Francis and Frank Hallam, all of whom are financially literate.

Relevant Education and Experience of Audit Committee

Arnold Klassen (Chair of the Audit Committee) is a Chartered Professional Accountant, Chartered Accountant, with more than 30 years of accounting and finance experience, of which over 25 years has been in the mining industry.  He was employed by Dynatec for 20 years, and from 1994 to 2007, prior to his retirement, he held the position of VP, Finance.  From 1977 to 1984 Mr. Klassen was employed by KPMG where he earned his CA designation in 1979.  He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies’ financial statements and the internal controls required to report accurately the Corporation’s financial position.

Mr. Hallam has extensive operating and corporate finance experience at the senior management level, having served as CFO with several publicly listed resource companies since 1994.  He was previously an auditor with Coopers and Lybrand, in their Mining Practice.  He is a Chartered Professional Accountant, Chartered Accountant, and has a degree in business administration.  He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies’ financial statements and the internal controls required to report accurately the Corporation’s financial position.

Alan C. Moon is a former senior executive with significant business experience, both internationally and domestically, with resource-based companies. Mr. Moon is a professional engineer with an MBA, and has served on the Board of Directors of a number of other public and private companies. He has the business expertise to understand and evaluate financial statements and the accounting principles applied to natural resource companies’ financial statements.

Diane Francis is an investigative journalist and writer, with expertise in international business and financial matters.  Ms. Francis has served on various charitable, educational, scientific, healthcare and corporate boards.  She has the business expertise to understand and evaluate financial statements and the accounting principles applied to natural resource companies’ financial statements.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Board of Directors has adopted all recommendations of the Audit Committee regarding nomination or compensation of the external auditors.

Pre-Approval Policies and Procedures

The Audit Committee has established a policy of pre-approving all non-audit services to be performed for the Corporation by its external auditors, subject to a review of the compatibility of the non-audit engagement with the external auditors’ independence. The Committee may not engage the external auditors to perform those specific non-audit services proscribed by law or regulation. The Committee may delegate authority to one or more members with respect to the authority to grant pre-approvals of permitted non-audit services, to the extent permitted by applicable law.

Service Fees Paid to External Auditors

	2015	2014
a) Audit Fees	$491,408	$492,000
b) Audit Related Fees
c) Tax Fees
d) All Other Fees
	$491,408	$492,000

Deloitte LLP were the Corporation’s independent auditors for the years ended December 31, 2015, and December 31, 2014. Audit Fees include amounts in respect of the audit of the Corporation’s annual financial statements for the years ended December 31, 2015 and December 31, 2014, and in respect of quarterly reviews of the Corporation’s unaudited interim financial statements in 2014 and 2015.

No other fees were incurred during the periods.

LEGAL PROCEEDINGS

The Corporation is named in several minor litigation matters, none of which is currently considered to be material.  The Corporation is not aware of any other material legal proceedings, actual or contemplated, to which the Corporation is a party or of which any of its property is the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The interest of management of the Corporation and others in material transactions and transactions involving remuneration for services, if any, is disclosed under the heading “Related Party Transactions” in the Corporation’s Management’s Discussion and Analysis, December 31, 2015.  See “Additional Information”.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares in Canada is Computershare Investor Services Inc. at its principal offices in Toronto.

MATERIAL CONTRACTS

The Corporation’s Debentures (see “DESCRIPTION OF CAPITAL STRUCTURE — General Description of Capital Structure” above) are governed by a Convertible Debenture Indenture between Lake Shore Gold and Computershare Trust Company of Canada, dated as of September 7, 2012 (the “Indenture”), which was filed on SEDAR on September 14, 2012.

On February 8, 2016, the Corporation entered into an agreement (the “Arrangement Agreement”) whereby Tahoe Resource Inc. (“Tahoe”) will acquire all of the issued and outstanding shares of Lake Shore Gold (the “Transaction”). Under the terms of the Arrangement Agreement, all of the Lake Shore Gold issued and outstanding common shares will be exchanged on the basis of 0.1467 of a Tahoe common share per Lake Shore Gold common share. The Arrangement Agreement was filed on SEDAR on February 18, 2016.

The proposed business combination will be effected by way of a Plan of Arrangement completed under the Act. The Transaction will require approval by 66 2/3 percent of the votes cast by the shareholders of Lake Shore Gold at a special meeting of Lake Shore Gold shareholders to be held on March 31, 2016. The issuance of Tahoe common shares in connection with the Transaction will require the approval of a simple majority of the shareholders of Tahoe voting at a special meeting to be held on March 31, 2016. Officers and directors of Lake Shore Gold and Tahoe entered into voting support agreements, pursuant to which they will vote their common shares held in favor of the Transaction. In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Arrangement Agreement includes customary provisions including non-solicitation provisions, a right to match any superior proposal and a C$37.8 million termination fee payable to Tahoe under certain circumstances. A C$20.0 million termination fee is payable to Lake Shore Gold under certain circumstances.

A change of control offer will be made for Lake Shore Gold’s outstanding Debentures in accordance with the Indenture. During the 30 day period following the effective date of the Arrangement Agreement, Debenture holders will receive notice (the “Debenture Change of Control Notice”) stating that a change of control has occurred along with an offer to purchase the Debentures at 100% of the principal amount plus accrued and unpaid interest on the date that is 30 business days following delivery of the Debenture Change of Control Notice. As part of the Arrangement Agreement, Lake Shore Gold has suspended its normal course issuer bid for the Debentures.

Except for the Arrangement Agreement and the Indenture, and contracts entered into in the ordinary course of business, the Corporation did not enter into any material contract during the most recently completed financial year, or before the most recently completed financial year, that is still material and still in effect.

INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to Lake Shore Gold’s mineral projects on a property material to Lake Shore Gold is based or has been extracted:

Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada “ dated February 29, 2016.

Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “ NI 43-101 Technical Report, Updated Mineral Reserve Estimate For Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” dated March 27, 2015.

Each of the persons named above is a “qualified person” as defined in NI 43-101, and has been responsible for preparing or supervising the preparation of the technical reports with respect to Lake Shore Gold referred to or incorporated by reference into in this AIF.

All of the qualified persons are or were employees of Lake Shore Gold and hold, or held at the time of authorship, options under Lake Shore Gold’s employee stock option plan or Performance Share Units under the Corporation’s Performance Share Unit Plan.  To the best knowledge of Lake Shore Gold, none of the persons named above holds a material amount of securities of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold or held any such securities at the time they prepared the scientific or technical information or following the preparation, nor did they receive any direct or indirect interest in any securities of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold in connection with the preparation of such information.  As of the date hereof, securities held by Eric Kallio and Natasha Vaz represent less than 1% of the issued common shares of Lake Shore Gold.

None of the aforementioned persons has a direct or indirect interest in the Lake Shore Gold properties, or is currently expected to be elected or appointed as a director of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold.  Eric Kallio is the Vice-President of Exploration for the Corporation, and Natasha Vaz is the Vice-President of Technical Services for the Corporation.

Deloitte LLP was reappointed as the auditor of Lake Shore Gold on April 29, 2015, and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information on the Corporation, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors which may be found on the

Corporation’s website at www.lsgold.com or under the Corporation’s profile on SEDAR at www.sedar.com.

Additional financial information is included in the Corporation’s audited consolidated financial statements for the year ended December 31, 2015, and the accompanying Management’s Discussion and Analysis, all of which are filed on SEDAR.

GLOSSARY OF TERMS

The following technical terms may be used in this Annual Information Form, and may appear capitalized or in lower case, without any difference in meaning.

Aeromagnetic/Airborne Magnetic — Measurement of the earth’s magnetic field from an aircraft for the purpose of recording the magnetic characteristics of rocks.

Arsenopyrite — The most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

Assay — An analysis to determine the presence, absence or quantity of one or more chemical components.

Au - gold

Ball mill — A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Basalt — An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

Base Metal - A metal, such as copper, lead, nickel, zinc or cobalt.

Belt — A series of mineral deposits occurring in close proximity to each other, often with a common origin.

Biotite — A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists; a detrital constituent of sedimentary rocks.

Breccia — Rock fragmented into angular components.

Carbonate — A rock composed principally of calcium carbonate (CaC03).

Carbon-in-leach — A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occur simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren ore pulp and processed to remove the precious metals and prepare it for reuse.

Carbon-in-pulp — A process step wherein granular activated particles much larger than the ground ore particles are introduced into the ore pulp after primary leaching in cyanide. Precious metals adsorption occurs onto the activated carbon from the pregnant cyanide solution.

Care and maintenance — The status of a mining operation when mining has been suspended but reclamation and closure of the property has not been commenced. The mill and associated equipment is being cared for and maintained until operations recommence.

Chalcopyrite — A copper mineral composed of copper, iron and sulphur. This mineral is very similar to marcasite in its characteristics; it tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.

Chert — A compact, glass-like siliceous rock composed of silica of various types (opaline or chalcedonic).

Circuit — A processing facility for removing valuable minerals from the ore so that it can be processed and sold.

Claim/Concession (Mineral/Mining) — The area that confers mineral exploration/exploitation rights to the registered holder under the laws of the governing jurisdiction.

Copper — A ductile, malleable base metal with a myriad of uses in construction (piping, wire) and electronics due to its high electrical and thermal conductivity and good resistance to corrosion.

Core — The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Cyanidation — A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

Diamond Drilling/Drill Hole — A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

Dilution — The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

Dip — The angle at which a stratum is inclined from the horizontal.

Doré — Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

Dyke — A tabular body of igneous rock cross cutting the host strata at a high angle.

Epithermal — A hydrothermal deposit formed close to surface at low temperature and pressure.

Fault — A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Feldspar — 1. Constituting 60% of the Earth’s crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil, including kaolinite. 2. The mineral group albite, andesine, anorthite,  anorthoclase, banalsite, buddingtonite, bytownite, celsian, hyalophane, labradorite, microcline, oligoclase, orthoclase, paracelsian, plagioclase, reedmergnerite, sanidine, and slawsonite.

Felsic — Igneous rock composed principally of feldspars and quartz.

Fold — Any bending or wrinkling of rock strata.

Formation - A body of rock identified by lithological characteristics and stratigraphic position.

Gabbro — A fine to coarse grained, dark coloured crystalline igneous intrusive rock composed mainly of calcic plagioclase, clinopyroxene and sometimes olivine.

Galena — A lead mineral, which occurs with sphalerite in hydrothermal veins, also in sedimentary rocks as replacement deposits; an important source of lead and silver.

Geochemistry/Geochemical - Study of variation of chemical elements in rocks or soil.

Geology/Geological — Study of the Earth’s history and life, mainly as recorded in rocks.

Geophysics/Geophysical — Study of the earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a borehole or drillhole.

Gold — A heavy, soft, ductile, malleable precious metal used in jewelry, dentistry, electronics and as an investment.

Grade — The amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals.  Cut-off grade — is the minimum metal grade at which a tonne of rock can be processed on an economic basis. Recovered grade — is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

Grams per tonne (g/t or gpt) — A unit of measurement commonly used to quantify the concentration of precious metals.

Gravity recovery circuit — Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock. Typically used are shaking tables, spirals, etc.

Hectare — A square of 100 metres on each side.

Igneous — A classification of rocks formed from the solidification from a molten state.

Intrusive/Intrusions - Said of an igneous rock that invades older rocks.

Leach — A method of extracting gold from ore by a chemical solution usually containing cyanide.

Lode — Vein of metal ore.

Mafic — An igneous rock composed chiefly of dark iron and manganese silicate minerals.

Magnetic Survey — A geophysical survey conducted on the earth’s surface that measures variations in the earth’s magnetic field caused by variations in rock type or geological structures.

Mapping — The art and science of recording geological observations on a map.

Metallurgical — The science and technology of extraction of metals from their ores and the refining of metals.

Metamorphism/Metamorphic — A process whereby the composition of rock is adjusted by heat and pressure/A class of rock affected by metamorphism.

Mill — A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

Mineralization — The concentration of metals and their chemical compounds within a body of rock.

Net smelter return — A type of royalty payment where the royalty owner receives a fixed percentage of the revenues of a property or operation.

Open pit — A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

Ore — Rock containing mineral(s) or metals that can be economically extracted to produce a profit.

Orogen/Orogeny — A belt of deformed rocks through folding and faulting, in many places accompanied by metamorphic and intrusive rocks that form mountains/the process of mountain building.

Outcrop — An exposure of bedrock at the surface.

Porphyry — A rock consisting of larger crystals embedded in a more compact finer grained groundmass.

Prospecting — The art and science of searching for mineral deposits.

Proterozoic — The youngest part of the Precambrian from 2450 - 570 million years ago.

Pyrite — A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”

Pyroxene — A calcium/sodium ferromagnesium silicate.  One of the major rock forming minerals.

Quartz — A mineral composed of silicon dioxide.

Reclamation - The restoration of a site after mining or exploration activity is completed.

Recovery — A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

Sample — A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.

Schist — A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

Sediment — Solid material that has settled down from a state of suspension in a liquid.  More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Sedimentary — Pertaining to or containing sediment or formed by its deposition.

Shear — A planar zone of deformed rock caused by the movement of the rock.

Shear zone — A geological term used to describe a geological area in which shearing has occurred on a large scale.

Sill — A tabular body of igneous rock conforming to the last strata.

Soil Sampling — Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sphalerite — A zinc mineral which is composed of zinc and sulphur. It has a specific gravity of 3.9 to 4.1.

Stockpile — Broken ore heaped on surface, pending treatment or shipment.

Strike — Direction or trend of a geologic structure.

Structure/Structural - Pertaining to geological structure, i.e. folds, faults, etc.

Sulphide/Sulphidation - A group of minerals in which one or more metals are found in combination with sulfur/rock that has been sulphidized.

Tailings — The material that remains after all metals considered economic have been removed from ore during milling.

Ultramafic — A dark coloured igneous rock containing less than 45% silica and characterized by mafic minerals, such as olivine, amphibole and pyroxene.

Vein — A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz /a small vein or cluster of veins.

Volcanic — Descriptive of rocks originating from volcanic activity.

SCHEDULE A — AUDIT COMMITTEE CHARTER

LAKE SHORE GOLD CORP.

(the “Company”)

CHARTER OF THE AUDIT COMMITTEE

PURPOSE

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management, and the Company’s internal and external audit process, and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.  Nothing in this Charter, however, is intended to or does confer on any member a higher standard of care or diligence than that which applies to the Directors as a whole.

The Audit Committee does not plan or perform audits, or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

PROCEDURAL MATTERS

The Audit Committee:

a.                                      meets at least four times per year, either by telephone conference or in person;

b.                                      invites the Company’s external auditors, the Chief Financial Officer, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

c.                                       reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;

d.                                      has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

e.                                       has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee  The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the external auditor for the purpose of rendering or issuing an audit report or performing other audit, review or attest services, for payment of compensation to any advisors employed by the Audit Committee and for ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties;

f.                                        has the right to communicate directly with the CFO and other members of management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

g.                                       pre-approves non-audit services to be performed by the external auditors in accordance with the Committee’s pre-approval policies and procedures, which pre-approval is subject to ratification by the Board.  The Audit Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Audit Committee for approval at its next meeting.

RESPONSIBILITIES

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board.  For this purpose, the Audit Committee may consult with management.

The external auditors shall report directly to the Audit Committee.

The Audit Committee shall obtain and review a written statement prepared by the external auditor describing all relationships between the external auditor and its related entities and the Company and its related entities, consistent with the applicable independence rules as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded, and consider the impact that any relationships or services may have on the objectivity and independence of the external auditor.  The Audit Committee shall discuss with the external auditor any relationships disclosed in such written statement and the external auditors independence from the Company, generally.

Also, the Audit Committee:

a.                                      recommends to the Board:

i.                                          whether the current external auditors should be nominated for reappointment for the ensuing year and if the current external auditors are not to be reappointed, selects and recommends a suitable alternative for nomination; and

ii.                                       the amount of compensation payable to the external auditors;

b.                                      resolves disagreements, if any, between management and the external auditors regarding financial reporting;

c.                                       provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.                                      takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving non-audit related services provided by the external auditors to the Company or the Company’s subsidiaries, if any;

e.                                       confirms that the external auditors are a “participating audit firm” for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

f.                                         reviews and evaluates the performance of the external auditors; and

g.                                      reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles.  To accomplish this, the Audit Committee:

a.                                      considers the scope and general extent of the external auditors’ review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.                                      consults with management regarding the sufficiency of the Company’s internal system of audit and financial controls, internal audit procedures and results of such audits;

c.                                       ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.                                      reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.                                       reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.                                         reviews the appropriateness and disclosure of any off-balance sheet matters;

g.                                      reviews disclosure of related-party transactions;

h.                                      receives and reviews with the external auditors, the external auditors’ audit report and the audited financial statements;

i.                                         makes recommendations to the Board respecting approval of the audited financial statements;

j.                                         meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.                                       directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.                                         meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a.                                      reviews on an annual basis the Company’s practice with respect to review of interim financial statements by the external auditors;

b.                                      conducts all such reviews and discussions with the external auditors and management as it deems appropriate;

c.                                       reviews the interim financial statements with the external auditors; and

d.                                      makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting.  The Audit Committee:

a.                                      reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.                                      reviews all of the Company’s public disclosure of financial information extracted from the Company’s financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company, and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.                                       reviews material financial risks with management, the plan that management has implemented to monitor and deal with such risks, and the success of management in following the plan;

d.                                      consults annually and otherwise as required with the Company’s CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.                                       obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.                                        reviews management’s response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;

g.                                       reviews as required with management the annual financial statements, the quarterly financial statements, Management’s Discussion and Analysis, Annual Information Forms, future-oriented financial information or pro-forma information and other financial disclosure in continuous disclosure documents;

h.                                      reviews with management the Company’s compliance with applicable laws and regulations respecting financial reporting matters;

i.                                          reviews with management proposed regulatory changes and their impact on the Company; and

j.                                         reviews as required with management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company’s Annual Information Form, Information Circular and on the Company’s website.

COMPOSITION

The Audit Committee is composed of three Directors, all of whom are Directors who are not officers or employees of the Company or any of its subsidiaries.

In addition, members of the Audit Committee meet the prescribed independence, financial literacy and experience requirements and have relevant skills and/or experience in the Committee’s areas of responsibility as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

Appointment of Committee Members

Members of the Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board.

Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.  The Board fills any vacancy if the membership of the Committee is less than the minimum number of Directors required for the Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Absence of Committee Chair

If the Chair of a Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting will be chosen by the Committee to preside at the meeting.

Secretary of Committee

At each meeting the Committee appoints a secretary who need not be a director of the Company.

Meetings

The Chair of the Committee or the Chair of the Board or any two of its members may call a meeting of the Committee.

Quorum

A majority of the members appointed to the Committee constitutes a quorum.

Notice of Meetings

The Chair of the Committee arranges to provide notice of the time and place of every meeting in writing (including by facsimile or email) to each member of a Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting.  Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Attendance of the Company’s Officers at Meetings

The Chair of the Committee or any two members of the Committee may invite one or more officers of the Company to attend any meeting of the Committee.

Delegation

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Committee determines its own procedures at meetings and may conduct meetings by telephone and will keep records of its proceedings.

COMPLAINTS

The Audit Committee has established procedures for:

a.                                      the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.                                      the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted as outlined in the Company’s Whistle Blower Policy — Accounting, Internal Controls or Auditing Matters.  Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint is kept confidential.

Upon receipt of a complaint, the Chair conducts or designates a member of the Audit Committee to conduct an initial investigation.  The results of that initial investigation are brought before the Audit Committee for a determination of further investigation and action.

Records of complaints made and the resulting action or determination with respect to the complaint are documented and kept in the records of the Audit Committee for a period of three years.

The Audit Committee reviews the Whistle Blower Policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors.

The Audit Committee reviews its Charter and conducts an assessment of its performance, and the performance of the Committee Chair, on an annual basis.  The Committee reports to the Corporate Governance and Nominating Committee the results of such review and assessment, including any recommendations for change (the “Committee Annual Report”).

DATE OF MOST RECENT BOARD CONSIDERATION

This Charter was reviewed and approved by the Board in October 2015.

SCHEDULE B — TIMMINS WEST MINE

Summary

The Technical Report has been prepared under the direct supervision of Eric Kallio (P. Geo.) and Natasha Vaz (P. Eng.) on behalf of Lake Shore Gold Corp. (“Lake Shore”) for the Timmins West Mine.  The Timmins West Mine  consists of mineralized zones from the Timmins Deposit, Thunder Creek Deposit, and 144 Gap Deposit.  The Mineral Resource and Mineral Reserves statements included in the Technical Report have an effective date of December 31, 2015.

The purpose of the Technical Report is to provide a summary of the total resource pool, current mine infrastructure, the life-of-mine (“LOM”) plan, and estimated mine capital and operating costs to substantiate an updated Mineral Reserve estimate for the Timmins West Mine.  The work completed to support the updated Mineral Reserves has been conducted on the Indicated Mineral Resource only, with mining, milling, and cost estimating based on actual operating experience at the Timmins West Mine and the Bell Creek Mill.

This revised Mineral Resource and Mineral Reserve statement uses data collected by Lake Shore from underground and surface diamond drilling, and underground mapping and sampling from mineralization exposed in mine openings.

Commercial production at the Timmins Deposit was announced in January 2011 and at the Thunder Creek Deposit in January 2012.  As such (and meeting gross revenue criteria), Lake Shore considers the Technical Report as being issued by a “Producing Issuer” under the definitions of NI 43-101.

It should be noted that the 144 Gap Deposit is a new discovery and Mineral Resources reported here constitute an Initial Resource Estimate.

The headframe of the Timmins West Mine is located approximately 1.1 kilometres southeast of the intersection of Provincial Highways 101 and 144, approximately 19 kilometres west of the city of Timmins.  The highways and a short site access road provide year-round access to the property.

The Timmins West Mine area includes the Timmins Deposit, Thunder Creek, and Highway-144 properties for a total area of approximately 17.1 square kilometers, or approximately 1,712 hectares.  The majority of the property is situated within Bristol Township (1,340 ha), with approximately 336 hectares located in Thorneloe Township and 36 hectares in Carscallen Township.

The Timmins Deposit portion of the Timmins West Mine consists of a block of 23 contiguous claims (totaling approximately 395 hectares) of which there are eleven (11) individual patented and surface rights claims, six (6) claims that hold a patent surface rights with leased mining rights, and six (6) claims that hold a 21 year Crown mining and surface rights lease.  The Thunder Creek Deposit portion of the property consists of 20 staked mineral claims (35 units totaling approximately 629 hectares) of which two (2) claims hold a surface rights patent and three (3) claims hold a 21 year Crown mining and surface rights lease.  The Highway-144 property consists of a contiguous block of 33 staked mineral claims (43 units) covering an area of approximately 688 hectares.

Lake Shore owns a 100% interest in most of the property, subject to underlying royalties.  The only exception is the Meunier-144 portion of the property with Lake Shore holding a 50% interest in these ten patent claims.  The claims and leases are all in good standing.

A land survey was completed in late 2015 in order to bring a boundary of 56 mining claims to lease.  With survey documents submitted to the Ministry of Northern Development and Mines  in early 2016, Lake Shore is waiting for final approval from the Office of the Surveyor General before a formal mining and surface mining rights lease application can be officially submitted.

The Timmins West Mine includes the Timmins, Thunder Creek, and 144 Gap Deposits, all of which occur along the 144 Trend, a broad and extensive structural corridor that extends to the southwest from the Timmins Deposit area.  Clearly favourable as a host to gold mineralization, this trend generally coincides with the northeast trending contact zone between southeast facing mafic metavolcanic rocks of the Tisdale Assemblage (to the northwest) and dominantly southeasterly facing metasedimentary rocks of the unconformably overlying Porcupine Assemblage (to the southeast).  The contact dips steeply to the northwest, and is modified and locally deflected by folds and shear zones that are associated with gold mineralization.

Gold mineralization occurs in steep north-northwest plunging mineralized zones which plunge parallel to the local orientations of the L4 lineation features which also plunge parallel to the lineation, including folds and elongate lithologies.  Mineralization occurs within, or along favourable lithostructural settings in proximity (within hundreds of metres) to the 144 Trend and related structures (i.e., Holmer and Rusk Shear Zones).  Mineralization comprises multiple generations of quartz-carbonate-tourmaline ± albite veins, associated pyrite alteration envelopes, and disseminated pyrite mineralization.  Textural evidence suggests that veining formed progressively through D3 and D4 deformation.  All phases of gold-bearing veins cut and post-date the Alkalic Intrusive Complex (AIC) and syenitic to monzonitic intrusions, although mineralization is often spatially associated with ore preferentially developed within these intrusive suites (Rhys, 2010).

The Timmins West Mine is accessed by a production shaft and portal/ramp from surface.  Both facilities are located near the Timmins Deposit.  Mining at the Timmins Deposit was initiated in the second half of 2009 via the main ramp from surface that had been developed to a depth of 200 vertical metres (while the production shaft was being constructed).  Mining started within the Vein Zones, Footwall (FW) Zone, and the Main Zone (MZ).  In the upper levels, mining results were largely as anticipated, with narrow quartz-tourmaline veins that returned low grade and tonnage over short strike lengths as a result of poor continuity of the mineralized zones at shallow elevations.

In 2010, mining continued in the MZ and Vein Zones from the ramp between the 140 metre and 270 metre Levels.  Mining in the upper part of the Timmins Deposit has been idle since the second half of 2011; however, the MZ remains largely untested below the 260 metre Level where some of the best drill intersections were returned from the west side of the ramp.  Following positive results from recent infill and stope definition drilling completed in the FW2A Zone, which comprises some of the largest remaining reserve blocks at the Timmins Deposit, mining in the intermediate to upper portions of the deposit (accessed via the up-ramp driven from the production shaft) is set to resume between the 480 metre and 390 metre Levels in early to mid-2016.

The first stope in the UM1 Zone from the 650 metre Level (accessed via the production shaft) was mined in the fourth quarter of 2010 and was highly successful.  Mining a number of the smaller, structural hanging-wall lenses comprising the UM complex (including the UM2 and UM1a) has also proven successful despite smaller block sizes, moderately lower grades, and complex geometries.  The positive mining results in the UM mineralization to date is a promising indicator for continued mining at depth.

From 2009 through 2015, 2.09 million tonnes at an average grade of 4.4 grams per tonne Au (295,707 ounces) have been mined from the Timmins Deposit.

Access to the Thunder Creek Deposit was gained by developing ramps from the Timmins Deposit 200 metre Level (accessing Thunder Creek Rusk Zone at the 300 metre Level) and 650 metre Level (accessing Thunder Creek Porphyry Zone at the 730 metre Level).  The Rusk horizon was intersected in July of 2010 and the Porphyry Zone in November 2010.  Access within the Thunder Creek Deposit was greatly improved with the successful “breakthrough” (connection) of the down-ramp driven from the 300 metre Level and the up-ramp driven from the 730 metre Level achieved in 2015.

From 2010 through 2015, 2.01 million tonnes at an average grade of 4.3 grams per tonne Au (278,957 ounces) have been mined from the Thunder Creek Deposit.

The 144 Gap Deposit was initially discovered in late 2014 as part of a successful surface diamond drilling campaign.  The Technical Report includes an Initial Mineral Resource estimate for the Gap, derived from both surface and underground delineation drilling.  Not currently in production, the Gap deposit is accessible via a 1,317 metre ramp and hanging-wall exploration drift (820 metre Level) driven to the southwest from the 765 metre Level at Thunder Creek.

Lake Shore has prepared an updated Mineral Resource Estimate for the Timmins West Mine which includes mineralized zones from the Timmins, Thunder Creek and 144 Gap Deposits.  The report updates the Timmins West Mine Mineral Resources as reported by Lake Shore in March 2015.  The estimate for the Timmins West Mine is based on historical diamond drilling dating back to March 1984 and drilling completed by Lake Shore between July 2003 and the date of databases being closed for the current estimate.  The database closure date was November 20, 2015 for the Timmins Deposit, November 23, 2015 for the Thunder Creek Deposit and in very early 2016 for the 144 Gap Deposit.  A total of 1,613 drill holes intersected mineralization and were used to estimate Mineral Resources for the Timmins Deposit with 1,068 drill holes used in the Thunder Creek Estimate and 167 used in the 144 Gap Deposit estimate.

The Timmins West Mine Mineral Resource totals 5.77 Mt at 4.87 gpt Au, amounting to 902,600 ounces of gold in the Indicated Mineral Resource category and 2.67 Mt at 5.00 gpt Au amounting to 429,300 ounces of gold in the Inferred Mineral Resource category. Subdivision of the Mineral Resource between the Timmins, Thunder Creek, and 144 Gap Deposit is tabulated in Table 1.1.

The Mineral Resource for the Timmins Deposit is modeled as 77 sub-zones which refine the broader mineralized Ultramafic, Footwall and Vein Zones.  The Thunder Creek Deposit is divided into 18 sub-zones which refine the broader Rusk and Porphyry Zones, while the 144 Gap Deposit is divided into nine zones including the Main, East, Hwy EXT, HW and FW1, FW2, FW3, FW4 and FW5 Zones.

Mineral Resources were estimated using a total of 291 holes (176,332 meters) with 146 holes ( 141,680 meters) being from surface drilling and 145 holes ( 34,652 meters) being from underground platforms established from the new exploration drift near the 820 Level.  The diamond drill hole data base has been subjected to verification and is considered to be robust and of adequate quality for the estimation of Mineral Resources.

Confidence in the assay data was achieved through a quality control program which involved routine insertion of blanks, standards and duplicate data into the drill hole sample stream which indicates no significant bias and adequate precision and reproducibility of results.  The diamond drill assay data is considered of adequate quality for the estimation of Mineral Resources.

Estimation was completed using the Inverse Distance Squared interpolation method with an anisotropic search.  All gold assays were capped with capping limits varying by zone between 20 and 120 gpt.  A minimum mining width of 2.0 metres was assumed and only samples within a mineralized zone were used for estimation of the zone.  A long-term gold price of US$1,100 per ounce and an exchange rate of US$0.90/$CAN is assumed.

The mineralized zones defined and used for estimation of Mineral Resources are focused on material grading 2.6 gpt with lower grade material included for internal continuity.  For the purposes of the Technical Report, a base case using a cut-off grade of 1.5 gpt Au is reported for the Timmins and Thunder Creek Deposit in order to maintain continuity within each zone.  For the 144 Gap Deposit a cut-off grade of 2.6 g/t is used.

TABLE 1.1:                           TIMMINS WEST MINE MINERAL RESOURCE ESTIMATE ABOVE COG

In-Situ Resource Above Cut-Off Grade (COG)

	Tonnes	Grade	Ounces
Timmins Deposit @ 1.5 g/t COG*
Indicated	1,816,000	5.08	296,000
Inferred	606,000	4.75	92,600
Thunder Creek @ 1.5 g/t COG**
Indicated	2,225,000	4.27	305,700
Inferred	151,000	3.62	17,500
144 Gap Deposit @ 2.6 g/t COG
Indicated	1,734,000	5.41	301,700
Inferred	1,914,000	5.19	319,200
Total Timmins West Mine
Indicated	5,775,000	4.87	903,400
Inferred	2,671,000	5.00	429,300

* Includes Timmins Deposit Broken Ore + Stockpile

** Includes Thunder Creek Deposit Broken Ore + Stockpile

1.              Mineral Resource estimates have been classified according to CIM Definitions and Guidelines.

2.              Mineral Resources are reported inclusive of Mineral Reserves.

3.              Mineral Resources incorporate a minimum cut-off grade of 1.5 grams per tonne gold for the Timmins and Thunder Creek Deposit and 2.6 grams per tonne gold for the 144 Gap Deposit.

4.              Cut-off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of $0.90 $US/$CAD.

5.              Cut-off grades assume mining, G&A and trucking costs of up to $74 per tonne and/or processing costs of up to $22 per tonne. Assumed metallurgical recoveries are 97.0%.

6.              Mineral Resources have been estimated using Inverse Distance Squared estimation method and gold grades which have been capped between 20 and 120 grams per tonne based on statistical analysis of each zone.

7.              Assumed minimum mining width is two metres.

8.              The Mineral Resources were prepared under the supervision of, and verified by, Eric Kallio, P.Geo., Senior Vice-President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold.

9.              Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred.  As a result, totals may not add exactly due to rounding.

The drilling, development and mining completed since the last Mineral Resource/Mineral Reserve update in March 2014 indicates a significant increase in Mineral Resources including an addition of 208,800 ounces to the Indicated Mineral Resource category and 169,700 ounces to the Inferred Mineral Resource category.

The bulk of this increase is due to the addition of the new 144 Gap Deposit Mineral Resource.  This accounts for an additional 301,700 ounces in the Indicated Mineral Resource category and 319,200 ounces in the Inferred Mineral Resource category.

Indicated Mineral Resource at the Timmins Deposit remain largely unchanged while Inferred Mineral Resources show a decrease of 132,800 ounces due mainly to conversion of Inferred Mineral Resources to Indicated Mineral Resources through additional diamond drilling.

Indicated Mineral Resources at the Thunder Creek deposit have decreased due to mining production.  Only a small portion of the Mineral Resources at Thunder Creek remains in the Inferred Mineral Resource category.

Sensitivities to cut-off were run at 1.0 gpt increments of gold grade from 1.00 gpt to 5.00 gpt. Continuity at levels at and below a 2.6 gpt cut off grade is reasonable but sharply reduced at higher levels which imply the stated Mineral Resources at these higher levels may be difficult to achieve without a very selective mining approach or incorporating a significant amount of internal dilution.

Several steps were taken in order to review and validate the current block model and reported results which included: comparison of solid and block model volumes, comparison of the block model against diamond drill results, checking with nearest neighbor methods and comparisons with recent production data with no significant issues identified.  A review was also carried out by SGS Canada to verify certain aspects of the Mineral Resource estimate for the Timmins West, Thunder Creek, and 144 Gap Deposits including database integrity, parameters used in defining zones, grade capping, search ellipse dimension and orientations, and degree of smoothing. Based on the review of the Mineral Resource estimate, SGS concludes that “No significant anomalies were identified during this review and we have no reason to expect any bias or error in the overall estimate for this deposit.”

Subsequent to the closing of the Timmins Mine, Thunder Creek, and 144 Gap Deposit databases, additional drilling totaling 47 holes (10, 134 metres) were completed.  The results from these holes generally confirm the original work and highlight opportunities for Mineral Resource expansion.

All ore mined from the Timmins West Mine has been, and will continue to be processed at Lake Shore’s Bell Creek Mill.  The Bell Creek Mill is located approximately 6.5 kilometres north of Highway 101 in South Porcupine, Ontario.  The Timmins West Mine ore is loaded into surface haul trucks at the Timmins West Mine and hauled to the mill (approximately 56 kilometres one-way).  The Bell Creek Mill is a conventional gold processing plant utilizing cyanidation with gravity and CIP recovery.  Mill throughput is approximately 3,000 tonnes per day and recovery is approximately 97% for the Timmins West Mine ore.

Previous technical reports issued for the Timmins West Mine (combined Timmins Deposit and Thunder Creek Deposit) include an updated Mineral Reserve estimate completed February 21, 2014, “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada” prepared by Erik Kallio (P. Geo.) and Natasha Vaz (P. Eng.) a prefeasibility study (PFS) completed in May 2012, “43-101 Technical Report, Prefeasibility Study and Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada, prepared by Dean Crick (P. Geo.), Ralph Koch (P. Geo.), Robert Kusins (P. Geo.), David Powers (P. Geo.), Brian Buss (P. Eng.) May 14, 2012” and a preliminary economic assessment (PEA) completed in March 2012, “43-101 Technical Report, Preliminary Economic Assessment and Updated Mineral Resource Estimate for Timmins West Mine Timmins, Ontario, Canada, prepared by Dean Crick, (P. Geo.), Ralph Koch (P. Geo.), Robert Kusins (P. Geo.), Brian Buss (P. Eng.) and David Powers (P. Geo.) on behalf of Lake Shore Gold Corp., March 29, 2012”.

The mine design used for the updated Mineral Reserve estimate is based on operating experience gained since commercial production commenced in 2011.  The majority of the main mine infrastructure (surface and underground) is in place and the Bell Creek Mill expansion project has been completed to meet current production requirements.  The Timmins West Mine successfully uses the longhole mining method which is commonly used worldwide for deposits with similar geometry and conditions.  The operation also uses common, proven mining equipment and has experienced management and mine operations personnel.  The Timmins area has a significant, well-established mining service/supply industry to support the operation.

Through five years of operating experience, the Timmins West Mine has implemented the systems and programs (i.e. health and safety, environment, training, maintenance, operating procedures, etc.) necessary to sustain production.  This experience has also provided a solid basis for estimating the capital and operating costs used in preparation of the LOM plan.

To estimate the Mineral Reserves, the following steps (summarized at a high level) were used by mine planning personnel.  The Indicated Mineral Resources were isolated (from Inferred Mineral Resource material) from the Mineral Resource models and assessments were made of the geometry and continuity of each of the mineralized zones.  Geomechanical evaluations were taken into account in the assessment and assignment of appropriate mining methods and stope sizes.  Individual stope designs (wireframes) were then created in three dimensions.  These stope wireframes were queried against the block models to determine the in-situ Mineral Resource.  This allowed for fair inclusion of internal dilution from both low grade and barren material.  Additional factors were assigned for external dilution (with or without grade) dependent on the specific mining method and geometry of each stoping unit being evaluated.  Finally, a recovery factor was assigned to the overall Mineral Reserves to allow for in-stope and mining process losses.  Stope cut-off grades were estimated to determine which stopes to include in the Mineral Reserves.  Detailed mine development layouts and construction activities were assigned to provide access to each of the stoping units.  A detailed LOM development and production schedule was prepared to estimate the annual tonnes, average grade, and ounces mined to surface.  Development, construction, and production costs were estimated to allow an economic assessment to be made comparing the capital and operating expenses required for each area to the expected revenue stream to ensure economic viability.

It should be noted that all capital costs required for all surface and underground facilities at the Timmins West Mine and the Bell Creek Mill facility have been included in the LOM plan.  It should also be noted that no contributions from the Bell Creek mining operations (positive or negative) have been considered.

The estimated Probable Mineral Reserves (diluted and recovered) at the point of delivery to the mill are summarized in Table 1.2.

TABLE 1.2:                           TIMMINS WEST MINE ESTIMATED PROBABLE MINERAL RESERVES

Deposit	Tonnes	Grade (g/t)	Ounces
Timmins Deposit	1,397,000	4.4	195,500
Thunder creek Deposit	1,498,000	4.1	196,300
Timmins West Mine Total Reserves Mined to Surface	2,895,000	4.2	391,800

1.              The effective date of this report is December 31, 2015.

2.              The Mineral Reserve estimates are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.

3.              Mineral Reserves are based on a long-term gold price of US$1,100 per ounce and an exchange rate of 0.80 $US/$CAD.

4.              Mineral Reserves are supported by a mine plan that features variable stope thicknesses, depending on zone, and expected cost levels, depending on the mining methods utilized.

5.              Mineral Reserves incorporate a minimum cut-off grade of 2.3 grams per tonne. The cut-off grade includes estimated mining and site G&A costs of $67.00 per tonne, surface haulage costs of $7.20 per tonne, milling costs of $22.62 per tonne, mining recovery of 95%, external dilution of 18.0% for TD and 12.4% for TC, and a metallurgical recovery rate of 97%.

6.              The Mineral Reserves were prepared under the supervision of, and verified by, Natasha Vaz, P. Eng., Vice-President, Technical Services, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold Corp.

Production will be approximately 2,680 tonnes per day during 2016 and 2017 and reduce to approximately 2,175 tonnes per day in 2018, before ramping down and ending in Q2 2019.  The production profile is summarized in Table 1.3.

TABLE 1.3:                           ESTIMATED LOM PRODUCTION PROFILE

Item	2015 Year-End Inventory	2016	2017	2018	2019 (Q2)	Total
Tonnes	13,282	934,895	1,022,249	793,973	129,880	2,894,279
Average TPD		2,561	2,801	2,175	1,082
Average Grade	4.5	4.5	4.2	4.0	3.9	Ave 4.2
Ounces — Upper Range		147,600	150,500	113,100	17,700
Ounces — LOM Plan Avg	1,902	134,181	136,831	102,813	16,104	391,831
Ounces — Lower Range		120,800	123,200	92,500	14,500

Annual ounce production is presented as a range (Upper and Lower).  The range is based on ±10% variance from the LOM plan to reflect potential differences in the combination of stopes that may be mined during each year.

The estimated capital and operating costs have been based on operating experience at the Timmins West Mine and the Bell Creek Mill.  The costs for 2016 have been developed through the Timmins West Mine 2016 annual budget exercise and the costs from 2017 through 2019 comprise the remaining LOM plan.  The estimated LOM capital and operating costs are summarized in Table 1.4.

Table 1.4:                                       ESTIMATED LOM CAPITAL AND OPERATING COSTS

Cost Item	Total Costs (millions)
Capital Cost	$82.6
Operating Cost	$296.0 ($102.2 per tonne)

The costs and productivities used as the basis for estimating the Mineral Reserves have been based on actual performance metrics of the operation in 2011 through 2015.  These factors are considered low risk to the Mineral Reserve estimate.  In addition, social, political, and environmental factors are all considered to be low risk factors for the continued operation of the Timmins West Mine and to the Mineral Reserves estimate.

Based on recent work to complete the Mineral Resource update the following recommendations are made for Mineral Resource estimation and Mineral Resource development:

1.              Continue to evaluate alternate estimation methods such as ordinary or indicator kriging to assess whether they provide any improvements for grade estimation can on a local scale.

2.              Evaluate the use of spherical search ellipsoids for certain zones at the 144 Gap Deposit in order to reduce artifacts in grade estimation caused by a drill hole orientations.

3.              Complete some additional studies to evaluate capping levels for various zones at the 144 project.

4.              Collect some additional specific gravity data for mineralized zones. Work to date suggests that all three of the deposits at the Timmins West Mine have a variety of rock types and that the SG within the rock types can vary considerably so more data would be beneficial for Mineral Resource estimates.

5.              Implement definition drilling of Indicated Mineral Resources to refine shapes and grade estimates as

necessary for detailed mine planning. Review this program on an annual basis.   Proposed drilling for each deposit in 2016 is provided below:

Timmins Deposit (total budget $3,756,000 total 44,250 m of drilling at average cost of $84.89/m)

a)             Delineation on FW and Ultramafic Zones between 1030m and 1230m levels — 27,000 m.

b)             Delineation on flat lying D2 and UM12 Zones around the 1030m level for the 2016 mine plan — 4,275 m.

c)              Delineation on upper Timmins Mine between 420m and 390m levels — 6,750 m.

d)             Short length “Bazooka” drill holes to test the mineralized walls of drifts where irregular thicknesses and geometries of ore sometimes occur — 3,225 m.

e)              Miscellaneous drilling to allow for unplanned drill programs stemming from changes in stope sequencing, unexpected intersections of mineralization in development, etc. — 3,000 m.

Thunder Creek (total budget $3,244,000 total 38,210 m of drilling at average cost of $84.89/m)

a)             Delineation on Porphyry and Rusk Zones between 485m and 380m levels — 19,000 m.

b)             Delineation on Porphyry and Rusk Zones between 850m and 785m level for 2016 mine plan — 8,000 m.

c)              Delineation on Porphyry and Rusk Zones between the 900m and 850m level — 5,250 m.

d)             Short length “Bazooka” drill holes to test the mineralized walls of drifts where irregular thicknesses and geometries of ore sometimes occur — 3,560 m.

e)              Miscellaneous drilling to allow for unplanned drill programs stemming from changes in stope sequencing, unexpected intersections of mineralization in development — 2,400 m.

144 Gap Deposit (total budget $3,900,000 total 46,000 m of drilling at average cost of $84.78/m)

a)             Delineation on resource between 750m and 855m level — 19,000 m.

Implement exploration drilling to test the limits of each main deposit and potentially add new Mineral Resources. Review this program on an annual basis.  Proposed drilling for 2016 is as follows:

Underground Exploration (total budget $600,000 total 5,600 m of drilling at an average cost of $107.14/m)

6.              Continued exploration drilling from surface up to 1.6 kilometers southwest of the newly discovered 144 Gap Deposit has the potential to define new mineralization to add to the growing Mineral Resource base on the Thunder Creek-144 trend.  The following objectives and budgets are recommended:

Surface Exploration (total budget $600,000 total 5,600 m of drilling at an average cost of $107.14/m).  Drill meters to be subdivided between targets on a priority basis.

a)             Test the top of the 144 Gap Deposit where infill surface drilling in late 2015 intersected mineralization that is open up-dip.  These intersections include HWY-12-40W1 (4.73gpt/7.3m and 3.68gpt/2.9m), HWY-15-86W6 (5.43gpt/3.2m and 3.33gpt/3.5m), and HWY-15-75W3 (4.15gpt/7.3m) at the 585m, 600m, and 660m levels, respectively.  These intersections cannot be reached from underground platforms.

b)             Follow-up on significant surface intersections from the 144 North and South Zones, located between 0.5-1.6 kilometers southwest of the 144 Gap Deposit.  These include HWY-15-142 (3.11gpt/19.1m and 5.38gpt/3.6m), HWY-15-142W2 (4.27/7.3m), and HWY-15-153W1 (3.44gpt/3.0m, 4.67gpt/4.0m, and 6.43gpt/2.0m) near the 800m level.  All holes intersected significant thicknesses of variably altered and mineralized Syenitic intrusive rocks.

SCHEDULE C — BELL CREEK COMPLEX

Project Description, Location and Access

The Bell Creek Mine Property is made up of the Bell Creek claims, the adjacent Schumacher claim and two “northern claims” totaling 12 leases and five patented Boer War Vet lots.  The Bell Creek claims consist of 12 leased and two patent Boer War “Vet” lots covering a total area of approximately 320 ha; the Schumacher property and the two northern claims are also Boer War “Vet” lots each covering an area of approximately 64 ha.  To maintain these claims in good standing, yearly Lease Rents and Land Tenant Taxes are required to be paid for the leased claims, while Land Taxes and municipal taxes are required for the “Vet” lots.  Of the 12 leased claims, eight are due for renewal on September 30, 2025 with the remaining four due for renewal on September 30, 2027.

The Bell Creek Mine was operated by Canamax between 1989 and 1991.  Falconbridge operated the mine between 1991 and 1992, followed by Kinross in 1993 and 1994 when mining operations ceased.  The mine was kept on care and maintenance until 2001, when a decision was made to allow the underground workings to flood.  In 2002, the Porcupine Joint Venture (PJV), a joint venture between Placer Dome Canada Ltd. (Placer) and Kinross, was formed and in 2005 the property was reactivated.  Goldcorp Inc. (Goldcorp) acquired Placer’s interest later that year and became the operator of the PJV (Butler, 2008).  Acquisition of the property by Lake Shore Gold was finalized on December 18, 2007.

Within the property limits are the Bell Creek Deposit, mine infrastructure including shaft, ramp, Bell Creek Mill, tailing facilities as well as office, warehouse, and dry facilities.

The Bell Creek property is located in Hoyle Township, Porcupine Mining Division, approximately 20 km by road, northeast of Timmins, Ontario.  Access to the property is gained via Florence Street, a 6.7 km long all-weather asphalt and gravel road north of Ontario Provincial Highway 101.  The project is situated approximately 564 km north-northwest of Toronto, Ontario.

In November 2005, Lake Shore Gold signed a 20-year lease agreement giving it a leasehold interest in the surface and mining rights on the Schumacher property.  The lease is renewable for another 20-year term.  The property is a Boer War Vet Lot and, as such, is a freehold patent with both surface and mining rights (granted by the Crown before May 6, 1913).  As the property is a Boer War “Vet” Lot in a surveyed township, its boundaries are fixed for an area of approximately 64 ha.  It is bounded to the west by Bell Creek and the east by the Vogel property.  Lake Shore Gold is required to make an annual advanced royalty payment of C$25,000 in years four to six of the lease and C$50,000 thereafter (indexed to inflation) and to pay a 2% NSR once commercial production begins (internal company documents).

On January 31, 2007, Lake Shore Gold entered into an agreement with Goldcorp, manager of the PJV, to acquire the Bell Creek Mine.  The acquisition was finalized on December 18, 2007.  Consideration for the acquisition consisted of C$7.5 M in cash and C$2.5 M worth of Lake Shore Gold shares at a price of $1.51 per share (1,655,629 shares) as well as two million warrants exercisable for a period of two years at C$2.41 per share.

The agreement is subject to a 2% Net Smelter Return (NSR) royalty payable to the PJV comprised of Goldcorp and Kinross.  Kinross has subsequently assigned its rights under the agreement to Goldcorp.  Underlying royalty agreements affect some of the Bell Creek claims including two agreements with net profit interests that can be purchased outright for relatively small amounts.

The two “northern claims” were acquired from Goldcorp in 2009 as part of the “Bell Creek West” acquisition.  These claims are both Boer War Vet lots, located in a surveyed township and as such have fixed boundaries for an area of approximately 64 ha.  These claims are subject to various royalties.

To the best of the author’s knowledge there is no significant factor or risk that may affect access, title, or the right or ability to perform work on the property.

History

Historical records indicate that gold was discovered in the Timmins area in the early part of the twentieth century. However, it was only with increased access to the region following the development of rail infrastructure in the 1900s that world class deposits were found near the Porcupine and Nighthawk Lakes. The Vipond, Dome, and Hollinger Mines were discovered in 1909.

Gold mineralization was first discovered on the Bell Creek property through a joint venture between Rosario and Dupont between 1980 and 1982.  Between 1986 and 1991, Canamax explored and developed the Bell Creek Mine.  From 1991 to 1992 Falconbridge operated Bell Creek Mine followed by Kinross until the mine’s closure in 1994.

In November 2005, Lake Shore Gold (Lake Shore Gold) signed a 20-year lease agreement securing a leasehold interest in the surface and mining rights on the Schumacher property.  The lease is renewable for an additional 20-year term.  Acquisition of the Bell Creek claims by Lake Shore Gold from the previous owner, PJV, was finalized on December 18, 2007.  The two “northern claims” were acquired by Lake Shore Gold from the previous owner in December 2009

The following mineralization estimates are not compliant with NI 43-101 but are considered historically significant in keeping exploration interest active at the Bell Creek Mine.  These estimates have not been validated, are not considered to be current, and are quoted from the documents referenced. In 1996, PFV commissioned an independent consultant, Unto Jarvi, to produce a resource estimate based on available drill information. In 1997, Crick reported a “drill-indicated” resource based on the additional drilling done by PFV.  This resource, with approximately half of the mineralization occurring above the 125L hosted in stacked flat vein sets, also predates NI 43-101 and is quoted for historic purposes only (Butler, 2008).

The most recent NI 43-101-compliant Mineral Resource estimate was completed by Lake Shore Gold (effective date December 31, 2015) utilizing the inverse distance squared interpolation method, a long term gold price of US$1,200 per ounce, exchange rate of US$/CAD$ of 0.93 and a resource cut-off grade of 2.2 g/t.

Gold mineralization was first discovered on the property through a joint venture between Rosario and Dupont Canada Exploration between 1980 and 1982.  Between 1986 and 1991 Canamax Resources Inc. explored and developed the Bell Creek Mine.  Access to mineralization was through a 290 metre deep, three compartment shaft with an 8-foot diameter double drum hoist, and included a 30-metre high headframe with a 300 tonne coarse ore bin to a loadout facility.  Mine levels were developed to the ore zones, and a ramp was developed from the 240 metre level to access ore below shaft bottom to a vertical depth of 300 metres.  Falconbridge Gold operated Bell Creek from 1991 to 1992, followed by Kinross until closure in 1994.  The mine was kept on care and maintenance until 2001 when it was allowed to flood.

Bell Creek produced at a rate of 380 tpd and was reported to have produced 576,000 short tons of ore at a grade of 0.197 oz/ton (6.13 g/t) Au using vertical sublevel retreat, longhole, and shrinkage mining methods.  This includes some ore from Marlhill.

Geological Setting, Mineralization and Deposit Types

The Bell Creek deposit is located in the western part of the Archean aged Southern Abitibi Greenstone Belt, a supracrustal complex of moderately to highly deformed, usually greenschist facies, volcanic-dominated oceanic assemblages that are approximately 2.7 million years in age.  Supracrustal rocks in the Timmins region are assigned as members of seven volcanic and two sedimentary assemblages within the Western Abitibi Subprovince of the Superior Province.  Intrusions were emplaced during the Archean and Proterozoic eons.

Keewatin Series greenstone volcanics are found in spatially discrete groupings and contain tholeiitic volcanic lineages as well as other volcanic assemblages that were tectonically combined with spatially discrete komatiite-rich assemblages, banded iron formations, and turbidite-bearing sedimentary basins.  Unconformably overlying the Keewatin Series are younger sub-aqueous to sub-aerial volcanic-sedimentary rocks of the Timiskaming Series.  These rocks occur along the margins of late regional tectonic deformation zones that are near strike-parallel shears and/or faults which commonly show high strain and tight, vertically verging folding.

Batholiths and stocks found in the Southern Abitibi are approximately sequential from tonalite-monzonite-granodiorite through massive granodiorite, granite, feldspar ±quartz porphyry to syenite.

The Bell Creek properties are underlain by carbonate altered, greenschist facies Archean-aged, metavolcanic and clastic metasedimentary rock units belonging to the Tisdale and Porcupine assemblages.  The metavolcanic portion of the stratigraphy represents the lower portion of the Tisdale Group, with the ultramafic metavolcanic rocks belonging to the Hershey Lake Formation (Brisbin, 1997) or Pyke’s (1982) lowermost unit, Formation IV.  The mafic metavolcanic variolitic and iron tholeiitic flow units are interpreted as being characteristic of Pyke’s (1982) middle unit, Formation V.  The Krist Formation, Pyke’s upper unit, is absent from Hoyle Township (Berger, 1998).  The lithologies generally strike east-west, to west-northwest, and are steeply dipping.

In the Porcupine Camp, gold-bearing structures most commonly form in relatively competent volcanics intruded by felsic porphyry stocks and dykes prior to the deposition of the Timiskaming assemblages.  Porphyries dating from 2691 ± 3 Ma to 2688 ± 2 Ma intruded the already folded and faulted greenstone sequences and initiated the mesothermal systems with the formation of associated albitites.  Observations of pyrrhotite and gold-mineralized clasts at both Pamour and Dome mines within Timiskaming conglomerates suggest a prolonged gold deposition event from the creation of the steep south dipping DPFZ up to the latest episode of crustal stabilization.

Fracture intensity and alteration increase toward mineralized zones.  Alteration consists of bulk and fracture-controlled sericite, Fe-dolomite to ankerite, quartz, and dark green to black chlorite.  Microfractures contain late chlorite and carbonate veinlets.  Distal carbonatization, resulting in grey carbonate zones, is quite common.

Gold mineralization in the Bell Creek area has been described as occurring along selvages of quartz veins and wall rocks, in stylolitic fractures in quartz veins, in fine grained pyrite, and in association with amorphous carbon.  High grade gold mineralization occurs within quartz veins contained in alteration zones.  The alteration zones are characterized by carbonate, graphitic and amorphous carbon, fine grained pyrite, sericite, and/or paragonite and are enriched in Au, As, Bi, and W.  This style of alteration is referred to by mine geologists as “grey zones” and is an exploration target in Hoyle Township.

Exploration

Lake Shore Gold has been actively exploring in the Bell Creek area since the Schumacher property acquisition in 2005.  To date the bulk of the exploration work has been focused on delineating, defining and extending the mineralization contained within the North A and North B zones which were previously identified or exploited underground.  Initial exploration activity led to the preparation of NI 43-101-compliant Mineral Resource estimate in 2010.  The main objective of the Bell Creek Mine exploration program for 2016 is to extend known mineralization and grow the current Inferred and Indicated resource base with a proposed total of 17,500 meters of underground and surface drilling at a total cost of $2.1M.

Diamond drilling in the general vicinity of the Bell Creek deposit has been conducted by several entities with the first recorded drill hole assessment files being completed in 1940.  Early drilling records lack assay results or identifiable collar locations.  For this reason, the description of diamond drill programs begins with the Rosario Resources Canada Ltd. drilling completed in 1978.  Drilling completed prior to the acquisition of the previously described claim group by Lake Shore Gold (Lake Shore Gold) is described as historic drilling, and consists of 73,294 metres in 546 holes.

Below is a summary of drill programs completed by various operators prior to Lake Shore Gold interests in Bell Creek:

•                  1978-1981 (Rosario): consisting primarily of North to South oriented drill holes (360 degree azimuth).  Drilling in 1978 and 1979 was in the general area with no drill holes collared within 1,000 metres of future mine workings;

•                  1982-1990 (Amax and Canamax): surface drilling completed at 30 metre centres on a north south oriented grid presently referred to as the Bell Creek Mine grid;

•                  1988-1991: underground diamond drilling (Canamax);

•                  1991-1994 (Falconbridge): completed from diamond drill cut-outs with various collar azimuths and dips to provide coverage.

All work performed on the Bell Creek Complex is referenced to the Bell Creek Mine grid which has been extended eastward through the Schumacher and Vogel properties.

Drill holes completed from surface and underground are monitored downhole in 30 and/or 50 metre intervals.  As with most properties drill holes at Bell Creek deviate, both in azimuth and dip, furthermore the longer the holes the greater the deviation. Tracking the deviation in shorter holes can be accomplished by using a magnetic downhole survey tool to measure dip and azimuth (relative to magnetic north).  Over the course of the Bell Creek drilling, these downhole surveys were accomplished using either of the “EZ-SHOT” or “EZ-TRAC” survey instruments manufactured by Reflex™.

Generally, the rocks at Bell Creek are non-magnetic so acquiring an accurate measure of deviation for short holes can be acquired using these instruments.  For longer holes where deviation is more excessive determining the location of a hole becomes problematic, especially if the drilled rock contains magnetic material, consequently a gyroscopic survey tool is used to acquire the downhole survey data.

Diamond drilling has identified 16 mineralized zones (14 sub-parallel and two splay zones) that comprise the North A and North B vein systems and which extend from surface to a vertical depth of approximately 1,700 metres.  Mineralization remains open down plunge and to the east at depth.

Sampling, Analysis and Data Verification

It has not been possible to locate the records pertaining to procedures and practices employed by the various operators prior to Lake Shore Gold’s involvement. However, in the opinion of the author, the procedures and practices employed by the various operators at Bell Creek prior to

Lake Shore Gold’s involvement conform to industry standards that predate the adoption of NI 43-101, and this information is suitable for use in resource estimation.

In the opinion of the author, the procedures and practices employed by Lake Shore Gold conform to or exceed industry standards. Details are summarized in the following sections.

Drill core obtained from surface diamond drill programs was delivered daily to Lake Shore Gold’s core logging facility at either the 1515 Government Road or the 216 Jaguar Road exploration offices in Timmins, Ontario.

Under the direct supervision of the Senior Project Geologists, Lake Shore Gold personnel open the boxes; check the metre markers for accuracy and errors; label the boxes with the hole number, box number and footage; prepare a quick log of the contained major geological, alteration and mineralization features.  Drill core is then photographed prior to logging or sampling.

A detailed log of the diamond drill hole was completed and entered directly into a computer database using the Geovia GEMS Logger custom drill hole logging software.  The logs document rock characteristics such as lithology, alteration, mineralization, veining, as well as documenting sample numbers, intervals and assay results.  Sample intervals are marked directly on the drill core with china marker and a sample tag inserted.  Sample intervals range from 0.3 metres to 1.5 metres in length, with an average sample length of 0.8 metres.  The core sample length is determined by the geologist based upon lithology, alteration, percent sulphides and the presence of visible gold.  Samples do not cross the geological boundaries as determined by the geologist.  Duplicate, blank, and standard samples are inserted at this point.

After geological logging is complete, the core is given to a trained and supervised core technician.  Core to be sent for analysis is cut in half longitudinally using a diamond blade core saw.  One half of the core is placed in a plastic sample bag along with a uniquely numbered sample tag.  The remaining half of the core is returned to the core box for reference, with the other half of the sample tag stapled into the core box.

All diamond drill core is archived in core racks or cross-piled in a secure systematically indexed core farm at the Lake Shore Gold office compound, or securely cross-piled at the enclosed security patrolled Bell Creek Mine site.  The sawn core half not sent for assay is available for reference, metallurgical testing and check-assaying.

All samples are analyzed for gold at various independent laboratories using fire assay with an atomic absorption finish, except for samples sent to SGS Labs, which provided an ICP finish.  For samples that return a value greater than 3.0 g/t Au (changed to greater than 10 g/t Au on March 15th, 2011), another aliquot from the same pulp is taken and Fire Assayed (FA) with a gravimetric finish.  Occasionally for samples which may include visible gold analysis is requested to be completed using a pulp metallic method.  In reporting assay results, the protocol utilized by Lake Shore Gold stipulates that Metallic Assay results override FA with a gravimetric finish, which in turn overrides FA with an atomic absorption or ICP finish.

Drill core obtained from underground drill programs is subjected to the core handling and logging procedures as the core from the surface programs with some exceptions.

•                  During the period mid-2009 to mid-2013 drill core was logged on-site at the Bell Creek Mine core logging facilities under the supervision of the Chief Mine Geologist (Ralph Koch, P. Geo., 2010 to 2011, and Ivan Langlois, P. Geo., 2011 to 2013).

•                  Since 2013 core from underground drilling at Bell Creek has been handled and logged at the Lake Shore Gold Government Road exploration office under the supervision of the Senior Project Geologist.

•                  Due to the density of drilling and the large amount of core being generated by the underground programs, most holes are whole core sampled.  Select exploration holes are retained for future reference with core being cut and sampled as per the normal Lake Shore Gold process.

For both surface and underground drill set-ups, the diamond drill contractor secures the drill core at the drill site.  The drill foreman or Lake Shore Gold core technicians bring the drill core to the designated logging facility daily. Both surface and underground core logging facilities are considered secure. The exploration facilities have limited access and are locked and alarmed overnight. Mine site facilities have limited day time access, are locked overnight and are located within the gated mine site.

Samples to be sent for analyses are placed in shipping bags that are sealed with a numbered security seal by Lake Shore Gold personnel. These bags are shipped to the assay facility utilizing Lake Shore Gold personnel. Lake Shore Gold personnel are not involved in any aspect of sample preparation after core specimens are delivered to the assay laboratory.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. The QA/QC program involves inserting one blank, one CRM standard and one pulp duplicate in the sample stream.  Prior to June 2012 the QA/QC material was inserted for every 20 to 25 samples submitted for analysis, post June 2012 the process was changed, inserting the QA/QC samples for every 40 core samples.  Drill core from a local, barren diabase dyke is used as a blank sample medium.

Prior to May 2010, ALS had been instructed to take one reject duplicate after every 25 samples processed.  The sample number was tracked through the analytical process with the suffix “dup”.  The method of selecting reject duplicates was further modified starting May 2010 in order to make a blind duplicate sample, where the sample would receive its own sample number sequential to the sample stream.

The QA/QC results are reviewed by one of the QPs who have the discretion to override the re-assay protocol if there is sufficient evidence to warrant.

The author is satisfied that the procedures followed are adequate to ensure a representative determination of the metal contents of any sampled intervals in the drill core and that the results are acceptable for use in preparation of this Mineral Resource estimate.

Chip samples are taken across the development heading “face”, along walls and across the “back” honoring changes in rock type, alteration, vein style, vein intensity, and amounts and types of sulphides.  The chip samples are designed to crosscut a sub-vertical vein, sulphide mineralized envelope, or mineralized structures situated in the central portion of the development heading at approximately 1.3 to 1.5 metres above the floor. Samples are taken from left to right across the face. Samples of mineralization have a maximum length of 0.5 metres.  Each chip sample extends 0.5 metres above and 0.5 metres below the designated sample height resulting in a 1 metre wide panel. The resultant sample should weigh approximately 2 kilograms.

Descriptions of the samples are recorded and a photo is taken of the face illustrating the geology, mineralization, and sample panels.  Samples are submitted for assay as described in the diamond drill core protocols section of this report.

For the Bell Creek deposit, chip samples are taken to aid in defining the shape and grade of the mineralized zones.  Face, wall and back samples may be taken depending on the orientation and location of the zone with respect to the current face location in the ore zone.  This helps in identifying any mineralized material which may need to be slashed (i.e. excavated) prior to establishing the final ore zone geometry.  Chip sampling on the Bell Creek deposit generally represents the full mineralized zones as the zones are often less than the maximum 7 metre development round width (per the Bell Creek ground support policy).

Underground miners are required to take muck samples in development headings at the direction of the geology group.  Samples are generally taken only from ore headings, but can be collected from waste headings if they have been properly identified as part of the round numbering system.  Four muck samples are collected per 3.0 metre wide x 3.0 metre high x 2.8 metre long development round which represents approximately 75 tonnes.  The muck samples taken during a shift along with the appropriately filled out sample description tags are brought up from underground and deposited in designated locations.  The sample number, date, shift, workplace, employee, and comments are recorded and the information given to the geology department.

When mining from longhole stopes, the LHD operator is instructed to take a sample every 40 tonnes of muck. All underground muck, chip and test hole samples are transported from underground directly to Lake Shore Gold’s Bell Creek Analytical Lab for analysis.

Underground miners are required to drill test holes in the walls of “ore” development rounds at the rate of one hole per wall per round.  As these holes are being drilled, the drill “cuttings” are collected every two feet for four samples per hole.  One part of a two part numbered tag is placed in the sample bag.  The other portion of the numbered tag is labeled with round number, left or right wall, downhole interval (i.e. 0-2ft), date and miner’s name which is given to the geology department to document the test hole process.  The test hole samples are transported from underground directly to Lake Shore Gold’s Bell Creek Analytical Lab for analysis.

Chips, muck, and test holes are identified by sample tags. The information from the sample tags is entered by a trained geological technician into a “Sample Data Tracker” Excel spreadsheet, with assays being added to the “Tracker” as they are received from Lake Shore Gold’s Bell Creek Lab.  Sample numbers are manually entered into the development round “face/wall” sheets.  The Sample Data Tracker then sends out data queries which populate the development round face/wall sheets with their corresponding assay results.

Historical diamond drill data was acquired by Lake Shore Gold in the form of electronic databases (varying software format) with the accompanying hand-written and/or typed diamond drill log from a range of previous claim holders. For the most part, original laboratory certificates and surveying records are not available.

The data generated by all drill programs is added to the database either manually or by digital data import into the GEMS database. All drill results are checked using the Validate Drill Data tool in Geovia GEMS v 6.5. Tests are run on collar co-ordinates, downhole surveys, lithology, and assay data to check for errors.

Validation of the numerical values or actual data occurs on an ongoing or “in-program” basis as holes are completed, by viewing drill holes on screen using Geovia GEMS v 6.5 both in 2 and 3D modes and through printed copies of plans and sections.  Any discrepancies in collar location, downhole survey data, lithology and assay data are communicated with to the Database Manager who makes the necessary changes to the database.

Mineral Processing and Metallurgical Testing

Prior to 2011, metallurgical testing on Bell Creek mineralization had not been completed by Lake Shore Gold.  Reliance had been placed on historical test work conducted prior to the construction of the Bell Creek Mill and on historical milling experience.

Metallurgical testing on Bell Creek mineralization was first completed for Canamax in 1983 by Lakefield Research of Canada Ltd. (Lakefield).

Test work was conducted on four samples and included mineral characterization (head assays, emission specifics, specific gravity (SG) determination, gold occurrence test), trial grinds, flotation tests, and cyanidation of the ore.  A fifth sample was used for settling and filtration tests.

The Bell Creek Mill Phase 1 expansion was completed in October 2010.  Phase 2 of the mill expansion was completed during the third quarter of 2013.  Prior to launching the Phase 2 expansion project, more comprehensive test work was completed involving seven companies. Overall, the combination of Lake Shore Gold’s operating history and the extensive amount of test work conducted provides confidence that the process design and equipment selection will result in achieving the targeted recovery and throughput levels.

Mineral Resource and Mineral Reserve Estimates

Lake Shore Gold has prepared an updated Resource Estimate for the Bell Creek Mine with an effective date of December 31, 2015.  The estimate is based on both historic diamond drilling and drilling completed by Lake Shore Gold.  The Mineral Resource for the Bell Creek Mine occurs within sixteen mineralized domains of which four, the North A, North A2, North B and North B2, account for 91% of the total ounce content.  The bulk of this mineralization is centered about section 5950 E between 975 metre elevation and 1375 metre elevation.

The updated resource estimates at Bell Creek include 4,812,000 tonnes at an average grade of 4.4 gpt for 679,900 ounces in the measured and indicated categories and 4,124,000 tonnes at an average grade of 4.4 gpt for 584,000 ounces in the inferred category. The new resource estimates compare to the previous estimates of 4,904,000 tonnes at an average grade of 4.4 gpt for 686,700 ounces in the measured and indicated categories and 4,399,000 tonnes at an average grade of 4.8 gpt for 685,000 ounces in the inferred category. Proven and probable reserves at Bell Creek are estimated at 2,131,000 tonnes at an average grade of 4.5 gpt for 309,300 ounces, which compares to the previous estimate of 263,600 ounces (1,792,000 tonnes at an average grade of 4.6 gpt).

Mineral Resources

In-Situ Resource above cut-off grade (“COG”)

	Tonnes	Grade (gpt)	Ounces
Bell Creek @ 2.2 gpt COG
Measured	390,000	4.5	56,100
Indicated	4,422,000	4.4	623,800
Measured and Indicated	4,812,000	4.4	679,900
Inferred	4,124,000	4.4	584,000

1.              Mineral resource estimates have been classified according to CIM Definitions and Guidelines.

2.              Mineral resources are reported inclusive of mineral reserves.

3.              Mineral resources incorporate a minimum cut-off grade of 2.2 gpt for the Bell Creek Mine.

4.              Cut-off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of CAD$/US$ $1.00/US$0.90.

5.              Cut-off grades assume mining and G&A costs of up to $82 per tonne and/or processing costs of $22 per tonne at Bell Creek Mine. Assumed metallurgical recoveries are 95% for Bell Creek Mine.

6.              Mineral resources have been estimated using Inverse Distance Squared estimation method and gold grades which have been capped between 20 and 120 grams per tonne based on statistical analysis of each zone.

7.              Assumed minimum mining width is two metres.

8.              The mineral resources were prepared under the supervision of, and verified by, Eric Kallio, P.Geo., Senior Vice-President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold.

9.              Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred. As a result, totals may not add exactly due to rounding.

The following general constraints and assumptions were used in creating the block model Mineral Resource estimate for the Bell Creek Mine:

The locked down date for the inclusion of diamond drill or development data is December 31, 2015.

All work associated with the estimate, database compilation and verification, geologic modeling, and grade interpolation is completed using Geovia GEMS v 6.5 geological modeling software.

Geological interpretation and definition of mineralized domains is defined using diamond drill results in conjunction with underground mapping and sampling.

It is assumed the general orientations or relationships of mineralized domains delineated through underground development do not fundamentally change at depth.

Only diamond drill assay information is used in grade interpolation, (chip and muck sample results are not used).

Mineral Reserves

	Tonnes	Grade (gpt)	Ounces
Bell Creek Mine (Proven)	162,000	4.2	21,800
Bell Creek Mine (Probable)	1,969,000	4.5	287,500
Total Bell Creek Mine (Proven and Probable)	2,131,000	4.5	309,300

1.              The effective date of the mineral reserves is December 31, 2015.

2.              The mineral reserve estimates are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.

3.              Mineral reserves are based on a long-term gold price of US$1,100 per ounce and an exchange rate of CAD$/US$ $1.00/US$0.80.

4.              Mineral reserves are supported by a mine plan that features variable stope thicknesses, depending on zone, and expected cost levels, depending on the mining methods utilized.

5.              Mineral reserves at Bell Creek Mine incorporate a minimum cut-off grade of 2.5 gpt. The cut-off grade assumes estimated mining and site G&A costs of $82.50 per tonne, processing costs of $22.62 per tonne, mining recovery of 95%, external dilution of 15% and a metallurgical recovery rate of 95%.

6.              The mineral reserves were prepared under the supervision of, and verified by, Natasha Vaz, P. Eng., Vice-President, Technical Services, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold Corp.

7.              Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred. As a result, totals may not add exactly due to rounding.

The calculation of mineral resources and mineral reserves has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints, none of which are considered to have the potential to affect materially the development of the Bell Creek Mine. The mineral resource and mineral reserve estimates may be materially impacted by assumptions used for commodity prices, operating and capital costs, rock mechanics (geotechnical) constraints, constant underground access to all working areas, and metal recovery.

Mining Operations

The Bell Creek Mine design has been based on the Resource Block Model prepared by Lake Shore Gold geology staff.  The mine design considers resource in the measured and indicated category between the 240L and 1220L.  Engineering and cost assessment work has been completed on this measured and indicated resource material.  The designs and cost estimates consider existing surface and underground infrastructure, mining methods, and operating experience at the Bell Creek Mine to support the updated proven and probable reserves for the property.

The naming convention for underground sublevels at the Bell Creek Mine is expressed in metres below the existing mine shaft collar (i.e. 1220L is nominally 1,220 metres below surface). The measured and indicated mineralized resource between 240L and 1220L consists of nine steeply dipping narrow zones.  The zones strike nominally east-west with varying strike lengths.

The primary access to the mine will continue to be via the existing portal and main ramp from surface.  The main ramp is 5 metres wide x 5 metres high and currently extends to the 895L.  All active production levels in the mine will be accessed via the ramp (i.e. no captive levels) and personnel, materials, and ore and waste rock will be transferred via the ramp. Secondary access/egress to/from the underground to surface will be via the existing manway in the shaft.  Below the existing access to the shaft at the 240L station, the main ramp and internal raises equipped with escapeways will provide two access routes to the 240L.

The existing shaft is a 6.3 metre by 2.6 metre rectangular, three-compartment timbered shaft.  The shaft collar is at 2,288 metre elevation and the shaft bottom at 1,998 metre elevation (290 metres deep).  A main shaft station exists at the 240L.  The headframe and hoisting facilities remain in place but are currently not being used.  There are no plans to recondition/refurbish or deepen the shaft for production use for the reserves.  Regular shaft manway inspections will continue to maintain second egress.  There are existing compressed air (152 mm) and dewatering piping (203 mm) and electrical cables in the shaft that feed the 120L and 240L Pump Stations.

Narrow Vein Longitudinal Longhole with delayed unconsolidated rock fill (Longhole) stoping has been the primary mining method used to date at the Bell Creek Mine.  Longhole is a widely used and proven mining method that involves common industry equipment and labour skill sets.

In current active mining areas, sublevels have been established at 15 to 20 metre vertical intervals (floor to floor) and this sublevel spacing will be maintained for remaining sublevels to the 1165L.  On each sublevel, the resource will generally be accessed near the centre (along strike) and stope undercut and overcut sills developed to the east and west extents.  Stope lengths will generally be 20 metres along strike; however, stopes abutting waste or low grade material may be marginally longer or shorter to optimize recovery.  Longitudinal mining will retreat from the furthest stope from the access, toward the initial access point.

The resource will be mined “top down” in blocks as ramp development advances to 1220L.  To maintain steady production rates, a mining front will generally be established at every third sublevel (i.e. 45 to 60 metre high blocks).  Where a stope will be mined up to a previously mined stope in the block above, sill pillar recovery will be required.  Sill pillar recovery will require working on top of backfill and mining uppers stopes, leaving a permanent sill pillar (1:1.25 pillar width to pillar height ratio) in place below the stope above to contain the unconsolidated rock fill.  The uppers stopes will not be backfilled, and 3 metre thick rib pillars will be left to support the hangingwall (and footwall) between stopes.

Two sources of dilution have been considered in establishing the Bell Creek Mine reserves. Planned dilution includes low grade material and/or waste rock that will be mined and will not be segregated from the ore.  Sources of planned dilution include:

•                  Waste rock or low grade material that is drilled and blasted within the drift profile of ore sills and the overall grade of the “muck” justifies delivery to the mill.

•                  Waste rock or low grade material within the confines of the stope limits.  This includes internal waste pockets and footwall and/or hangingwall rock that has been drilled and blasted to maximize ore recovery and/or maintain favourable wall geometry for stability.

Wireframes have been designed for each stope in the mine plan.  Planned dilution is directly reported from block model data within stope wireframes.

Unplanned dilution includes low grade resource, waste rock, and/or backfill from outside the planned drift profile or stope limits that overbreaks or sloughs and is mucked with the ore and delivered to the mill.  Unplanned dilution has been calculated for each stope based on the local stope dimensions and geometry.

Development and stoping activity schedules have been completed for the Bell Creek Mine using MS Project.  Mining activities are resourced in the schedule and dumped into MS Excel spreadsheets for reporting.

The Bell Creek mine will operate two shifts per day, seven days per week.  Underground crews and maintenance workers will work 10.5 hour shifts.  Management, administration, and technical services staff will work eight-hour days from Monday to Friday, with appropriate coverage as required during weekends.  Annual production has been based on operating 363 days per year.

Production will average 850 tonnes per day in Year 1 and slowly begin to increase to 1,000 tonnes per day by Year 4 while capital and operating development activities continue down to the 1220L.  New mining blocks developed will contain more tonnes than previously mined blocks, providing an opportunity to bring multiple blocks in production simultaneously.  In Year 5 through Year 7, development activities will reduce and development personnel and equipment will transition to support production activities.

The existing development, production, and auxiliary underground equipment fleet will continue to be used, with 50 tonne capacity underground haul trucks added to the fleet to support hauling from deeper in the mine.

Ventilation requirements have been estimated based on providing 0.06 cubic metres per second (cms) of fresh air per kilowatt (kW) of mobile equipment diesel power (including factors for availability and utilization), for the equipment anticipated to be operating.

An existing group of management, environmental, technical services (engineering/geology), administration, maintenance, supervisory, and production personnel will continue to operate the site.

The underground mine services include electrical power distribution and communications, compressed air, service water, and dewatering.

The Bell Creek Mine is well positioned in the established Timmins mining district.  Consumable materials and external services required to support the mining operation will continue to be sourced from local businesses or from other nearby mining centres. A number of contracts have been established to support current site activities and these will be amended as required to meet production demands.

There are existing maintenance facilities on surface to support maintenance of surface equipment and equipment brought to surface from underground.  Mobile equipment will be brought to the shop for servicing, preventive maintenance, and repairs.  A mechanic will be available (each shift) to service certain mobile equipment (such as longhole drills and jumbos) underground and tend to minor breakdowns in the field.

The site has existing health and safety programs in place as required by the Ontario Occupational Health and Safety Act and Regulations for Mines and Mining Plants.  There is an existing Joint Health and Safety Committee and Mine Rescue Team and training facilities.

There is currently a full time Safety Coordinator on site (shared with the mill) and this position will remain filled for life of mine operations.  The Safety Coordinator will maintain site safety programs and initiatives.  There will be a trainer on staff.

Lake Shore Gold contracts Mine Design Engineering (MDEng) for geomechanical engineering support for the Bell Creek Mine.  In May 2013, MDEng completed a review of the minimum ground support standards, sill pillar stability, and stope dilution potential.  The review included a geotechnical data collection program of the 550, 565, 580, 595, 610, and 625 Levels.  .

Processing and Recovery Operations

Ore from the Bell Creek Mine is milled exclusively at the Bell Creek Mill located approximately 6.7 kilometres north of Highway 101 in South Porcupine, Ontario.  The current 3,300 tonne per day processing plant consists of a one stage crushing circuit, ore storage dome, one-stage grinding circuit with gravity recovery, followed by pre-oxidation and cyanidation of the slurry with CIL and CIP recovery.  Ore from the Timmins West Mine is also trucked to the Bell Creek Milling facility for processing.

The Bell Creek Mill was established as a conventional gold processing plant utilizing cyanidation with gravity and CIP recovery.  Between 1987 and 1994 the mill processed 576,017 short tonnes of Bell Creek ore grading 0.196 ounce per short tonne Au (112,739 recovered ounces).  The historical gold recovery was approximately 93 percent.  Additional tonnage from the Marlhill Mine, Owl Creek open pit, and Hoyle Pond Mine was processed prior to the mill being placed on care and maintenance in 2002.  During this period several improvements and additions were implemented to increase tonnage throughput from the original 350 tonnes per day to 1,500 tonnes per day.  Lake Shore Gold purchased the mill in 2008 and re-commissioned the mill for operation in 2009 at 1,000 tonnes per day.  The mill was expanded to 2,000 tonnes per day in the fourth quarter of 2010 and was further expanded to 2,500 tonnes per day in 2011.  Phase 2 of the mill expansion (increasing throughput capacity to 3,300 tonnes per day) was completed in the third quarter of 2013.

Ore from the Bell Creek Mine is dumped directly onto a 16” by 16” grizzly at the truck dump and a remote controlled rockbreaker is used to break up the oversized material.  The ore is fed with an apron feeder to a series of conveyors reporting to a scalping grizzly feeder in the crushing building.  The openings between the fingers on the grizzly feeder are 3.5”, with the oversize reporting to a 44” x 34” C110HD Metso jaw crusher.  The jaw crusher is set to a closed side setting of 4”.  The discharge from the crusher is combined with the -3.5” material from the grizzly feeder and conveyed to the ore storage dome.  The dome has a 20,000MT storage capacity, 6,000MT of which is live.  Three apron feeders pull ore from the dome and convey it to the SAG mill building.

The grinding circuit consists of one 22’ diameter by 36.5’ length low aspect ratio Metso SAG mill and is powered by twin 6,250 hp (4,600 kW) motors.  The SAG mill is a repurposed ball mill converted to a SAG by installing ½” grates and a trommel with ¾” openings.  Oversize from the trommel reports to a collection bin which is fed back into the SAG mill feed chute.  Undersize from the trommel reports to a pumpbox which feeds a cyclopac equipped with 6 outlets.  Four of the outlets are fitted with 20” Krebs gMAX cyclones, and the other two outlets are capped and available for possible future expansion.  The SAG cyclone overflow reports to the thickener feed box and the underflow reports back to the SAG mill.  A portion of the cyclone underflow is fed to a 30” Knelson.  Knelson concentrate is collected in a hopper and is pumped daily to the refinery for further treatment, while the Knelson tails flow by gravity back to the SAG mill.  Target grind is 80% passing 200 mesh.

Flocculent is added to the cyclone overflow and is pumped to a 20 meter diameter thickener.  The slurry from the cyclones is 25-35% solids by weight with the thickener underflow at 55% solids by weight.  The thickener overflow water is pumped to the process water tank and reused in the grinding process.  The thickener underflow slurry is pumped to the leach circuit.  The leach circuit consists of five agitated tanks in series with a total volume of 1,940 cubic meters.  Pure oxygen is sparged into the first three leach tanks to passivate the contained pyrrhotite in the ore, as well to maintain a target dissolved oxygen level, which is required for efficient gold dissolution in cyanide.  Cyanide is then added to leach tank #4, or #5.

There are three carbon-in-leach (CIL) tanks equipped with Kemix screens having a total volume of 7,500 cubic meters.  The first tank (CIL #5) operates without carbon, so it is essentially a leach tank.  The second (CIL #2) and third (CIL #1) tanks contain roughly 8 grams of carbon per liter of slurry.  The circuit will reach equilibrium for loading of the carbon with the grade of the loaded carbon in the range of 2,500 to 4,500 grams per tonne.  Loaded carbon is pumped from CIL #2, screened, washed, and then transferred to the loaded carbon tank.  Carbon in the CIP and CIL tanks is advanced counter-current to the flow of slurry in the circuits.

The slurry from CIL #1 tank reports to the carbon-in-pulp (CIP) circuit, and is split into two trains of three CIP tanks in parallel with approximately 45 grams of carbon per liter of slurry.  Recovery of the gold from the carbon is a batch process with carbon being stripped at a rate of 3.5 tonnes per batch.  The turnaround time between batches is 24 hours.  Carbon can be cleaned with acid, reactivated with the kiln and reused in the circuit.

The loaded solution from the strip circuit is passed through two electro-winning cells in the refinery.  The gold collects on the cathodes in a sludge form.  The cells are washed weekly and the sludge is collected in filter bags and dried.  The dried sludge is then mixed with reagents and melted in the induction furnace.  Gold bullion bars are poured when the melt is completed.

The gravity gold material collected from the Knelson concentrator is transferred to the refinery and a gravity table is used to increase the gold content.  The concentrate is then dried, reagents are added and the material is melted in the induction furnace.  The gravity concentrate and the CIP gold sludge are melted separately due to the differing amounts of reagents used in each, and to more accurately determine recoveries in each circuit.

A metallurgical balance is conducted daily based on the tonnage from the 4 roller belt weightometer located on the feed conveyor to the SAG mill.  The total tonnage, corrected for moisture, and assays from the daily sample campaign are used to produce the balance.  All samples are assayed in accordance with typical assay standards and a QA/QC program is in place to ensure the integrity of the assay lab processes.

The main components used to calculate the daily balance are the thickener underflow solids and solution, the weight of gravity gold collected, the estimated grade and moisture content of the gravity gold collected, and the tailings sample solids and solution.  The daily metallurgical balance is a best estimate of daily production which must then be reconciled with the circuit inventory and bullion poured (this reconciliation is performed on a monthly basis).  All areas of the circuit are sampled for tank level, percent solids, solids grade, solutions grade, carbon concentrations and grade (where applicable).  As the carbon contains the majority of the gold in inventory, strict care is taken to ensure sampling is performed correctly.

The final clean out of the electro-winning cell is completed by the refiner or his designate, under security control.  All sludge is collected and dried.  The washed cathodes from the cells are weighed and the weights are recorded to determine whether any plating buildup is occurring.  The dried cell sludge and the gravity concentrate collected over the same period are smelted and bullion bars are poured.  The bars are stamped and their weights are recorded and verified.  Bullion samples are taken and are assayed at the Bell Creek Lab.  These sample results are used in the metallurgical balance.

The actual processing results of Bell Creek Mine material are shown in the table below.

Bell Creek Mine Material Processed in 2015

Ore Type	Tonnes Processed	Grade (grams Au/tonne)	Recovery
Bell Creek	296,200	4.4	95.4%

Gold recovery from all Bell Creek Mine material has met expectations established by test work completed prior to plant start-up.  All material yields a consistent high recovery and consistent grade.  The average grind size to achieve these recoveries is a P80 of 75 micron.  All reagent consumptions remained at expected levels for the different materials processed.  Gravity recovery averaged 25% to 30% through this operational period.

Infrastructure, Permitting and Compliance Activities

Provincially, the Ministry of Northern Development and Mines (MNDM) is the lead agency for mining projects in Ontario.  Mine production triggers requirements under Part VII of the Mining Act.  These requirements include notifications, public and First Nations consultation, closure plans and financial assurance.  Approval of a closure plan provides rights for the company to proceed under the Mining Act.  Mine production is not allowed on unpatented mining claims and public notice is mandatory for mine production.

The Ministry of the Environment and Climate Change (MOECC) issues permits to take water (both surface and groundwater), emit noise and dust, and discharge into water, land and the atmosphere.  The MOECC will administer the following permits for the Bell Creek Complex:

•                  Wastewater treatment and effluent discharge from the mine process water, including construct and operate tailings impoundment — Ontario Water Resources Act (OWRA).

•                  Water taking permits — OWRA.

•                  Industrial Sewage Works Permit — OWRA.

•                  Solid waste management (waste generator registration) — Ontario Environmental Protection Act (EPA).

•                  Noise/air emissions — EPA.

Currently, the Bell Creek Complex operates under the following permits issued by the MOECC:

•                  Permit to Take Water No. 6153-84WPMB issued April 28, 2010

•                  Amended Environmental Compliance Approval (Industrial Sewage) No. 9641-9SSJTH issued January 16, 2015

•                  Amended Environmental Compliance Approval (Air) No. 0303-9G8RUY issued March 21, 2014

•                  Waste Generator No. ON7562685.

The Ministry of Natural Resources and Forestry (MNRF) issues land use permits and work permits under the Public Lands Act and the Lakes and Rivers Improvement Act, respectively.  The MNRF will administer the following permits for the Bell Creek Complex:

•                  Forest Resource Licenses which are issued for the cutting of crown owned timber (Crown Forest Sustainability Act

•                  Land use permits for such things as effluent ditches/pipelines, access roads, camps, etc., where the acquisition of crown lands is required — Public Lands Act (PLA).

•                  Work permits for such things as creek crossings or impoundment structures (dams) - Lakes and Rivers Improvement Act (LRIA).

Water management and protection of the natural environment surrounding the Bell Creek Complex were recognized from the onset of the project as primary environmental concerns.

All construction and works conducted at Bell Creek passes through extensive screening by both Lake Shore Gold (Lake Shore Gold) staff and a third party consultant to minimize impact to Bell Creek and best manage water and air releases as per Lake Shore Gold’s operating permits.  Detailed engineering reports assist staff in managing the above mentioned concerns from the site.

The development of the mine will create a disturbance footprint on the terrestrial environment.  Baseline work did not identify the possibility of provincially or federally listed fauna species on the site that will trigger concern.  The Closure Plan will reduce this disturbance area at closure and disturbed areas will be rehabilitated with the intent of returning the site to a productive use (i.e. forestry) resulting in limited long-term impact to the area.

Environmental monitoring will be conducted in accordance with regulatory requirements.  The monitoring program will be compiled in a database to assure compliance with all regulations.  General components of the environmental monitoring program are described in the bullets below.

•                  Thrice weekly sampling during discharge to the Porcupine River as per O. Reg. 560/94, Environmental Compliance Approval (ECA) No. 9641-9SSJTH and the Metal Mining Effluent Regulations (MMER).

•                  Weekly sampling, during discharge to the Porcupine River, as per O. Reg. 560/94, ECA No. 9641-9SSJTH and MMER.

•                  Bi-weekly sampling (quality control sampling) of mine water discharge into the Polishing Pond.

•                  Semi-annual sampling and analysis of groundwater at the monitoring wells that have been installed at the site.

•                  Monthly water samples at reference and exposure areas on the Porcupine River as required by the ECA No. 9641-9SSJTH and MMER.

•                  Quarterly water samples collected at the reference and exposure areas on Bell Creek as required by the ECA No. 9641-9SSJTH and MMER.

•                  Semi-Annual Sub lethal Toxicity samples are collected from the discharge to the Porcupine River as per ECA No. 9641-9SSJTH and MMER.

•                  Monthly Acute Lethality Toxicity samples are collected during discharge to the Porcupine River as per ECA No. 9641-9SSJTH and MMER.

•                  Annual updates to the Emissions Summary Dispersion Model for changes that are made to infrastructure at the site that discharges to air as required by ECA No. 0303-9G8RUY.

•                  Annual calibrations of flow monitoring devices for effluent discharge.

•                  Assessment of water and sediment quality, benthic and fish communities as required through the Metal Mining Effluent Regulation and Environmental Effects Monitoring.

•                  Recording and reporting of daily flows associated with the Permit to Take Water for the underground workings.

Effluent treatment reagents (i.e. lime, flocculent, etc.) will be stored in designated areas.  Currently these materials are stored within the ETP and warehouse in accordance with their respective Material Safety Data Sheets (MSDS).

Bulk containers of petroleum products are stored in designated areas within Maintenance area.  Spill trays are utilized for containment.

Fuel will be stored and handled in accordance with the Liquid Fuels Handling Code.  Gasoline and diesel fuel will be stored in the tank farm and in portable, double-hulled tanks that are located within containment areas to contain incidental spillage.  Propane is stored in above ground tanks.

There are no PCBs at the Bell Creek Complex.

With the exception of silica dust from development rock, there will be no designated substances at the Bell Creek Complex, as defined in the Occupational Health and Safety Act.

Explosives will be brought to the Bell Creek Complex on an as-needed basis.  All explosives are stored in powder magazines in the underground workings of the Bell Creek Mine.

As part of the Safety and Environment Program, Lake Shore Gold has prepared a Spill Prevention Contingency and Response Plan (SPCR) for the Bell Creek Complex.  This document provides a practical guide for preventing, controlling and responding to spills.  It has been prepared using guidelines provided by the Liquid Fuels Handling Code, the Canadian Environmental Protection Act, the Ontario Environmental Protection Act, the North American Emergency Response Guidebook, as well as standardized response procedures from petroleum product suppliers.  Copies of this document are available from the Environmental Department.

Mine closure is the orderly, safe and environmental conversion of an operating mine to a “closed-out” state.

The development of a walk-away, no active management scenario is a primary environmental management goal for this project.  The long-term environmental management issues associated with the project have been identified in the Mining Act and relate to ore hoisted to surface, waste rock dumps, open holes to surface and overall construction of permanent structures.  Other secondary issues, such as returning the site to a productive use (i.e. forestry) will be accommodated within the context of the Closure Plan.

Currently, with the extensive sampling program initiated by the Bell Creek Complex, the analytical data collected does not identify any potential acid rock drainage issues.

At the conclusion of the mine life, the closeout rehabilitation measures summarized below will be implemented.

•                  Removal of surface buildings and associated infrastructure.

•                  Removal of holding ponds by converting into naturally draining ponds

•                  Sloping and covering any and all waste rock/tailings with native grasses

•                  Securing mine opening as per O. Reg. 240/00

•                  Ensuring water quality as per monitoring program submitted in Closure Plan

Consultation is being undertaken with regulatory agencies, the general public, the Métis Nation of Ontario, Wabun Tribal Council and the First Nation communities of Flying Post First Nation, Mattagami First Nation, and Matachewan First Nation, who are represented by Wabun Tribal Council, and also Wahgoshig First Nation.  Consultation provides an opportunity to identify and address the impacts of Lake Shore Gold’s activities on external stakeholders and to expedite the authorization process.

The consultations have been held in order to comply with Lake Shore Gold corporate policy, the provincial requirements of Ontario Regulation 240/00 and the Environmental Bill of Rights.

An Impact and Benefits Agreement (“IBA”) is currently being negotiated. The IBA will outline how Lake Shore Gold and the First Nations communities will work together in the following areas: education/training of First Nation community members, employment, business and contracting opportunities, financial considerations and environmental provisions.

Capital and Operating Costs

The estimated capital and operating costs have been based on operating experience at the Bell Creek Mine and the Bell Creek Mill.  The costs for 2016 have been developed through the 2016 annual budget exercise and the costs from 2017 through 2022 comprise the remaining LOM plan.  The estimated LOM capital and operating costs are summarized in the table below:

Cost Item	Total Costs (millions)	Cost per Tonne
Capital Cost	$77.8	$36.6/tonne
Operating Cost (not including royalties)	$220.0	$103.65/tonne

Exploration, Development and Production

The main objective of the Bell Creek Mine exploration program for 2016 is to extend known mineralization and grow the current Inferred and Indicated resource base with a proposed total of 17,500 meters of underground and surface drilling at a total cost of $2.1M.

The underground program (11,390 meters) will test four target areas within and proximal to the mine, while the surface drilling (6,110 meters) will test the North Zone stratigraphy west of the diabase dyke and approximately 250 meters west of the mine.

The surface portion of the drill program will focus on the North Zone stratigraphy west of the diabase dyke (WOD) below the 775m level. This drilling will test the unexplored down-dip portion of the North Zones along a 550 meter strike length, which starts approximately 250 meters west of the Bell Creek deposit. This work will follow-up on results from the recently completed BC-15-106 (3.96gpt/4.0m and 3.92gpt/4.1m) as well as previously drilled BC-08-06 (4.15gpt/3.1m) and BC-08-08 (5.02gpt/4.8m).